United States Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of November 2005
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-___.)

USGAAP Press Release
USGAAP Financial Pages (F Pages)
USGAAP Financial Pages (S Pages)
Equity Investee Information (09/30/2005)
Signature

US GAAP

BOVESPA: VALE3, VALE5
NYSE: RIO, RIOPR
LATIBEX: XVALO, XVALP

www.cvrd.com.br
rio@cvrd.com.br
Investor Relations
Department
Roberto Castello Branco
Alessandra Gadelha
Barbara Geluda
Daniela Tinoco
Eduardo Mello Franco
Fabio Lima
Tel: (5521) 3814-4540

SUSTAINING PROFITABLE GROWTH
Performance of CVRD in the third quarter 2005 (3Q05)

Rio de Janeiro, November 9, 2005 — Companhia Vale do Rio Doce (CVRD) has been reporting continuous good operational and financial results, breaking numerous records quarter over quarter. Past investments and significant productivity gains have resulted in record sales, which in this quarter were achieved in shipments of iron ore & pellets, potash, and railroad general cargo transportation and port services.
Most of CVRD units are operating at full capacity with every ton produced being shipped to clients.
In spite of the cost pressures arising from the economic cycle and the firm appreciation of the Brazilian Real, profit margins continue to be much higher than the historic average. Cash generation has been sufficient to finance a vast program of investments and considerable returns to shareholders, while the balance sheet has continuously strengthened.
▪	Shipments of iron ore and pellets in 3Q05 totaled 65.260 million tons, exceeding the previous record — 62.386 million tons in 2Q05 — and bringing the total for the first nine months of 2005 (9M05) to 187.442 million tons.

▪	Potash sales were a record 197,000 tons in 3Q05, and 464,000 tons in 9M05.

▪	Railroad general cargo transported for clients in the quarter, 7.789 billion net ton kilometer (ntk), broke the Company’s previous record, of 7.466 billion ntk in 3Q04 — and the total for CVRD’s railroads in 9M05 was 20.886 billion ntk.

▪	Cargo handled for clients in CVRD’s ports reached 8.349 million tons in 3Q05, an all time record, and 23.040 million tons in 9M05.

▪	Gross revenue in the quarter was US$3.610 billion, 57.8% more than in 3Q04. Gross revenue in 9M05 was US$9.659 billion, 59.9% more than in 9M04.

▪	Operational profit, measured as adjusted EBIT(1), consisted of US$1.405 billion in the quarter, 58.6% more than in 3Q04, and US$3.971 billion in 9M05.

▪	Adjusted EBIT margin in 3Q05 is 40.8%, 430 basis points higher than the average for the 1Q01 — 3Q05 period.

▪	3Q05 cash generation, measured by adjusted EBITDA(2), was US$ 1.734 billion, 72.2% higher yoy. Adjusted EBITDA in the nine months equals to US$ 4.760 billion.

▪	LTM adjusted EBITDA increased for the fourteenth consecutive quarter reaching US$ 5.761 billion.

▪	3Q05 net earning was US$ 1.317 billion, or US$ 1.15 per share, 39.7% higher than in 3Q04. Net earnings in the first nine months of 2005 is US$ 3.645 billion,

Except where otherwise indicated the operational and financial information in this release is based on the consolidated figures in accordance with USGAAP and, with the exception of information on investments and behaviour of markets, quarterly financial statements reviewed by the company’s independent auditors. The main subsidiaries that are consolidated are the following: Caemi, Alunorte, Albras, RDM, RDME, RDMN, Urucum Mineração, Docenave, Ferrovia Centro-Atlântica (FCA), Itaco, CVRD Overseas e Rio Doce International Finance.

US GAAP
US$ 3.17 per share, 96.8% higher than the 9M04 net earning of US$ 1.852 billion.

•	Annualized return on equity (ROE) for the quarter is 35.8%.

•	Capex in 3Q05 was US$917 million, and US$2.309 billion in 9M05.
SELECTED FINANCIAL INDICATORS

					US$ million
	3Q04	2Q05	3Q05	9M04	9M05
Gross revenues	2,287	3,721	3,610	6,051	9,659
Adjusted EBIT	886	1,771	1,405	2,301	3,971
Adjusted EBIT margin (%)	40.8	50.1	40.8	40.0	43.2
Adjusted EBITDA	1,007	2,033	1,734	2,721	4,760
Net earnings	943	1,630	1,317	1,852	3,645
Earnings per share (US$)	0.82	1.41	1.15	1.61	3.17
Annualized ROE (%)	32.7	39.0	35.8	32.7	29.9
Total debt/ adjusted LTM EBITDA (3)(x)	1.34	0.83	0.68	1.34	0.68
Capex *	424.0	821.3	917.0	1,270.3	2,309.0

*	including acquisitions

OUTLOOK FOR THE BUSINESS
Global economic growth remains on track, in spite of the continuing high prices of crude oil and refined oil products that contribute to increases in production costs bringing some uncertainty over the future.
World economic expansion has undergone some variations since 2003, but these were not enough to deflect it from a path of expansion higher than the long-term trend. After a surge in the end of 2003 and the beginning of 2004, global growth slowed down somewhat, converging to levels below than the 6% posted during that period. Expansion picked up again in 1Q05, before another soft patch driven by the global inventories cycle.
Nevertheless, in 3Q05 industrial production and international trade again expanded firmly. Also, leading indicators for manufacturing industry — important for the demand for ores and metals - showed significant strength.
The global Purchasing Managers’ Index (PMI) for manufacturing industry, computed by JP Morgan, reached a 13-month peak in October, consistent with a manufacturing output growth rate of 6% p.a. The figures indicate balanced growth across the regions, with increases in the Euro Zone, principally in Germany, its leading economy, and Japan, where the manufacturing PMI is the highest since September 2004 and 2005, respectively. In the US there was a slight decrease in October, but after a very high level in the previous months.
Long-term interest rates, in spite of some recent volatility, continue to be very low, and stock markets have been strong, stimulated by companies’ increasing profits and more solid balance sheets. Credit spreads, as well as premiums demanded on long-term debt securities, are now tight in comparison with historic averages.
Oil prices, after a peak in nominal terms in August reflecting market nervousness on the impact of hurricanes in the US, have fallen during the last two months.
In 3Q05, the US economy grew at an annual rate of more than 3% for the tenth quarter running, in spite of the effects of Hurricane Katrina.

US GAAP
Increased oil prices led to US monthly inflation in September being the highest since 1980, with the 12-month inflation reaching 4.7%. However, core inflation is at 2% p.a. We expect the US Federal Reserve to take monetary policy on a less expansionary course, continuing to increase short-term interest rates to attempt to avoid secondary pass-through effects on domestic prices from the high prices of oil and oil products. The short-term real interest rate in the US is still close to zero even after the increases of 300 basis points in the nominal rate between June 2004 and October 2005.
The Chinese economy posted annualized GDP growth above 9% for the ninth consecutive quarter. Industrial production growth stabilized at 16% p.a. since 2Q05, while fixed assets investments, an important leading indicator for steel consumption, show an annual growth rate of 27%.
Since urbanization is still low in China, similar to Brazil’s level of 45 years ago, and since its manufacturing industry has not yet reached the capital-intensive production stage, there is significant potential for expansion of demand for ore and metals over the next 10 to 15 years.
China’s economic development, intensive in metals consumption — a long-term phenomenon — is a key difference between the current expansion cycle and those of the 1980s and ‘90s, when the demand for mineral products depended basically upon fluctuations in mature economies, which were more exposed to cyclical fluctuations and where the importance of manufacturing industry output is naturally declining.
On the other hand, the investment cycle in the ores and metals industry, which began a pickup in 2003 after the contraction that followed the South East Asian crisis, that caused significant increase in costs of equipment and engineering services and in the time taken to conclude new projects. This has two important consequences: the first is the lengthen of the cycle, as supply responds more slowly to the context of higher prices; and the second is that the attractiveness of new projects requires higher long term prices.
Forecasts of an excess in supply of metals in the second half of 2005 did not materialize. On the contrary, inventories of aluminum and copper diminished in September and October. Copper prices have tested the barrier of US$ 4,000/ton, unprecedented in the last 20 years, and aluminum prices are again varying around US$ 2,000/ton, level reached in the March of this year, and highest since January 1995.
With firm indications of industrial production growth worldwide in the coming quarters, low inventory levels, and the absence of any projects adding significant increment in the supply of copper concentrate, this situation is very likely to continue.
In aluminum, China’s increased production has called for higher imports of alumina and this has been a determining factor in the current excess global demand, reflected in a significant raise in spot prices, now above US$ 500/ton, more than double their levels of 2001-2. We do not expect this imbalance to be corrected in the next 24 months.
World steel production was 6.3% up year-on-year in 9M05, led strongly by China, where production rose 27.4%. Chinese production is now more than 31% of world production, and exceeds the aggregate production of Europe of the 25 and the NAFTA countries.

US GAAP
China’s iron ore imports in 9M05 were 198.9 million tons, 31.7% more than in 9M04. In the context of the stability of demand in the rest of the world, the increase of almost 50 million tons in Chinese imports is a good indicator of the substantial pressure of the global demand.
The existence of a spot iron ore market provides short-term signals on the degree of balance between supply and demand. The change in estimated spot transactions from 4% of seaborne trade in 2003 to 9%, and the persistence of prices higher than those in the long-term contract market gives us a good indication of continuation of the excess demand for iron ore. This information is even more important if we consider that this is happening in an environment in which inventories continue to be low, without any signal of increase, and in which the iron ore industry has been working at full capacity since the second half of 2003.
Among the products for which global demand benefits most strongly from China’s economic growth are those, such as iron ore, alumina (bauxite), copper concentrate and nickel, in which reserves are limited in volume and/or quality — precisely the markets in which CVRD either has an excellent existing position (iron ore and alumina) or is investing to become one of the largest global players (copper and nickel).

RELEVANT EVENTS
•	Consolidation of the investment grade rating
After the upgrade by Moody’s Investor Service of CVRD’s credit risk from Ba1 to Baa3, corresponding to investment grade, this rating was confirmed by two other important rating agencies, Standard & Poor’s Rating Services with a BBB rating, and Dominion Bond Rating Services, with a rating of BBB low.
As a result, besides being the first Brazilian company to receive an investment grade rating, CVRD is the only Brazilian company classified as investment grade by three of the world’s most important rating agencies.
These decisions consolidate market perception on CVRD’s high quality credit risk.
•	New tranche of CVRD 2034 issued
In October, CVRD issued US$ 300 million in bonds due 2034 — making up a single series with its US$ 500 million 2034 issued on January 15, 2004.
Purchase offers from investors were more than twice supply. The placement, which provides an yield to investor of 7.65% per year, will lead to magnifying the market liquidity of CVRD 2034 and lengthening the average maturity of the Company’s debt. This issuance is in line with the strategic aim of minimizing the Company refinancing risk while at the same time strengthening the positive perception of CVRD’s credit quality by the global capital markets.
•	Acquisition offer for Canico
In September, CVRD made an offer for the acquisition of all the common stock of the Canadian mining exploration company Canico Resource Corp (Canico) for CAN$17.50 (Canadian dollars) per common share, to be paid in cash.
Canico focuses on the development of the Onça Puma lateritic nickel project in the Brazilian state of Pará. Due to the location of Canico’s sole asset and existing

US GAAP
efficient infrastructure in Carajás, also in the state of Pará, Brazil, there are significant synergies to be exploited.
•	Investment in new pelletizing plants
A US$ 759 million investment by CVRD’s subsidiary Caemi in its Itabiritos project was approved.
The project consists of construction of a pelletizing plant (US$ 462 million) at Vargem Grande, in the state of Minas Gerais, Brazil, with nominal production capacity of 7 Mtpy, an iron ore concentration plant at the Pico mine (US$ 282 million) and a 4-km iron ore pipeline (US$ 15 million), to carry the ore between these two operational units. Operational start-up is scheduled for 2008.
At the same time CVRD approved the development of the third pelletizing plant of Samarco, at Ponta Ubu, in the state of Espírito Santo, for an estimated investment of US$ 1.183 billion, to increase its current pellet production capacity by 7.6 Mtpy to 21.6 Mtpy.
Of this total, US$ 518 million will be invested in the pelletizing plant, US$ 240 million in an iron ore concentration plant at the Alegria mine, and US$ 300 million in an iron ore pipeline parallel to the existing one, linking these two units — the remainder being invested in the mine and in expansion of the shipment and storage capacity. This operation is scheduled to start-up in the first half of 2008.
CVRD holds 50% of Samarco, which represents an integral part of its business strategy in pellets.
•	Development of the 118 project approved
In October, CVRD’s Board of Directors approved the investment to develop the 118 oxide copper project. The estimated cost is US$ 232 million, with start-up planned for first half 2008. Estimated average production capacity is 36,000 tpy of copper cathode, with forecast useful life of 11 years.
The project has synergies with the Sossego mine, through the utilization of this mine’s deposit of oxide ore in its processing plant, and with the Vermelho nickel project, through the use of the sulfuric acid plants.
•	Further expansions of bauxite and alumina output capacity
In line with the strategic focus on upstream in the aluminum production chain, in which CVRD has strong competitive advantages, the Board of Directors approved expansion of the Paragominas bauxite mine and Alunorte’s alumina refinery — both in the state of Pará, Brazil.
US$ 196 million will be invested in the second phase of Paragominas, which will add 4.5 Mtpy of bauxite to the 5.4 Mtpy capacity of the first phase, currently under development. Conclusion of the first phase is set for 1Q07, and of the second phase for 2Q08.
The construction of stages 6 and 7 of Alunorte, each with production capacity of 925,000 tpy of alumina, will require investment of US$ 846 million. This project is expected to be concluded in 2Q08, when the refinery will reach nominal capacity of 6.26 Mtpy.

US GAAP
•	Dividends
The priorities for use of the Company’s cash flow are: financing of the growth opportunities that generate value, appropriate management of the balance sheet, and return to shareholders. A total of US$ 1.3 billion was distributed to shareholders this year, and of US$ 3.4 billion in the last four years.
On October 31, 2005, CVRD paid dividends to its shareholders consisted of R$ 1.8 billion, equivalent to R$ 1.57 per common or preferred outstanding share. This amount corresponds to the second portion of the minimum dividend announced in January of R$ 1.1 billion together with the additional dividend proposed in September of R$ 678 million.
In 2005 CVRD has paid R$ 3.09 billion to its shareholders, or R$ 2.68 per common or preferred outstanding share, an increase of 36% over the amount paid in 2004 and representing average annual growth of 39% since 2002.

SALES AND REVENUES
CVRD’s gross revenue in 3Q05 was US$ 3.610 billion, 57.8% more than in 3Q04, and the second highest quarterly revenue in its history, 3.0% lower than in the previous quarter, 2Q05.
However, adjusting revenue in the two quarters for the retroactive effect of the iron ore and pellets price increase — adjustments of US$ 318 million in 2Q05 and US$ 22 million in 3Q05 — the 3Q05 revenue is the highest in CVRD’s history, at US$ 3.588 billion, versus US$ 3.403 billion in 2Q05.
3Q05 gross revenue was US$ 1.323 billion more than in 3Q04, mainly reflecting higher prices — which contributed US$ 1.164 billion, or 88.0% of the total increase, and more volumes sold, which contributed US$ 159 million, or 12.0%.
Revenue in the first nine months of the year was US$ 9.659 billion, 13.9% higher than in the whole year of 2004; and LTM revenue to September 30, 2005 was US$ 12.087 billion, a new all-time record.
In 3Q05 ferrous minerals accounted for 75.0% of the gross revenue; products of the aluminum chain (bauxite, alumina and primary aluminum) 9.9%; logistics services 9.9%; and non-ferrous minerals 5.0%.
Europe continued to be the main destination of CVRD’s sales, responsible for 28.1% of 3Q05 gross revenue, followed by Brazil with 27.9%, China 15.7% and Japan 9.5%.
•	Ferrous minerals
All-time record in shipments of iron ore and pellets
CVRD’s shipments of iron ore and pellets in 3Q05 were a new all-time record of 65.260 million tons, 8.0% higher than in 3Q04. Sales of iron ore totaled 58.879 million tons, while sales of pellets were 6.381 million tons.

US GAAP
Since the demand for iron ore continues to be extremely strong, a large proportion of the growth in shipments was sustained by productivity gains achieved in all the productive complexes of CVRD’s Southern System. As well as the operational performance, the start-up of the Fábrica Nova mine was essential in supporting the capacity for the Company to expand its sales.
In 3Q05 CVRD acquired 4.613 million tons of iron ore from producers located in the “Iron Quadrangle”, in the state of Minas Gerais, to complement its production and meet clients’ needs. In the first nine months of the year it purchased 13.109 million tons of iron ore, 11.9% higher than the volume of 11.710 million tons acquired in the first nine months of 2004.
Total iron ore sales in 9M05 were 167.529 million tons, more than in the whole year of 2003, and 12.6% higher than in 9M04.
A non-recurring event — problems at a US client’s unloading terminal caused by Hurricane Katrina - resulted in sales of pellets in 3Q05, at 6.381 million tons, being lower than in 3Q04, of 6.847 million tons. Pellets sales in 9M05 were 19,913 million tons, compared to 20.431 million tons in 9M04.
CVRD sold 14.301 million tons of iron ore to China in 3Q05, 21.9% of its total sales volume. Japan received shipments of 6.330 million tons, or 9.7% of the total, Germany 6.124 million tons, 9.4%, France 4.6%, Italy 4.5% and South Korea 4.1%.
Sales to Brazilian steelmakers and pig iron producers amounted to 8.975 million tons, 13.8% of total shipments. Sales to the pelletizing joint ventures at Tubarão were 5.774 million tons, 8.8% of the total. After pelletization, the majority of this volume is sold to other countries.
CVRD’s average realized sale price for iron ore in 3Q05 was US$ 35.07/ton, 72.0% higher than in 3Q04. For pellets this average price was US$ 79.92/ton, or 94.7% more than in 3Q04.
Shipments of manganese ore summed 271,000 tons in 3Q05, 13.4% yoy, but an increase of 77,000 tons compared to 2Q05.
Sales of ferro alloys reached 131,000 tons, 16.0% less than in 3Q04 and 10.9% lower than in 2Q05. This was expected, due to the temporary shutdown of the equivalent of one-third of CVRD’s total ferro alloys production capacity in August, resulting in output 15% lower than in the previous quarter.
CVRD’s average sale price of manganese ore was US$ 73.80/ton, 24.6% less qoq, but 15.5% more than in 3Q04.
The fall in ferro alloy prices continued a trend which started at the end of last year: the average price in 3Q05, US$ 618.32/ton, was 34.1% less than in 2Q05 and 42.9% less than in 3Q04.
Alloy prices are beginning to show signs of stabilization, with some recovery since September, on market reaction to contraction in global production.
In 3Q05 ferrous minerals — iron ore, pellets, manganese and ferro alloys — provided the greater part of the Company’s gross revenue: US$ 2.706 billion or 75.0% of CVRD’s total gross revenue — and 71.4% higher than in 3Q04.
Iron ore shipments contributed US$ 2.065 billion to this total, pellets US$ 510 million, services of operation of the Tubarão pelletizing plants US$ 19 million, manganese ore US$ 20 million, and ferro alloys US$ 81 million.

US GAAP
•	Bauxite, alumina and primary aluminum
The volume of primary aluminum sold, 112,000 tons in 3Q05, was slightly higher than the 110,000 tons sold in 2Q05, and 10.9% more than the volume sold in 3Q04 — reflecting the very high output in that quarter, equal to the record quarterly output of 4Q04.
Shipments of alumina in the 3Q05 were 507,000 tons, almost the same as in 3Q04, and 26.1% more than in 2Q05. With the Alunorte refinery operating at full capacity, at an annual rate of 2.5 million tons, the fluctuations in volumes sold each quarter have been caused by the use of swaps with other producers in order to maximize the profitability of sales.
In 3Q05 CVRD sold 368,000 tons of bauxite, 22.5% less than in the previous quarter. The drought in the Amazon region harmed the navigation through Trombetas river, negatively affecting bauxite shipments. Since the raining season starts in the last quarter of the year, this problem was already eliminated.
The average realized price for bauxite in 3Q05 was US$ 27.17/ton, in line with 2Q05, and 4.2% more than in 3Q04. The price of alumina in the quarter was US$ 287.97/ton, higher 12.5% yoy and 5.2% qoq.
The average sale price for alumina in 3Q05 was equivalent to 15.6% of the average price of primary aluminum traded on the LME (London Metals Exchange) in the period — reflecting the influence of new contracts with prices at a higher percentage of the benchmark and spot sales taking advantage of the current situation of high prices. Approximately 15% of CVRD alumina sales are made in the spot market.
CVRD’s average price for primary aluminum was US$ 1,803.57/ton in 3Q05, a little below that of 2Q05, US$ 1,854.55/ton. Since CVRD’s sales are based on the average price of the LME in the previous month, the Company’s average sales prices in 3Q05 did not include any reflection of the September price increase, which will appear in 4Q05.
Revenue from products in the aluminum chain in 3Q05 totaled US$ 358 million, 9.5% more than in 2Q05, and 9.9% of CVRD’s total revenue in the quarter.
•	Copper
CVRD sold 96,000 tons of copper concentrate in 3Q05, 9,000 tons less than in 2Q05, and the same volume as in 3Q04. Copper concentrate sales in 9M05 was 286,000 tons.
Copper output from the Sossego mine continues to be lower than its nominal capacity due to the delay in delivery of drilling equipment: only one of the four drilling machines ordered is working. When the new equipment, specially adapted to work with the type of rock found at Sossego, starts operating, we expect output, and consequently sales, to start rising in 1Q06.
CVRD’s average price of copper concentrate in 3Q05, US$ 958.33 per ton, was 31.4% higher than in 3Q04 of US$ 729.17/ton, and 8.2% over 2Q05 US$ 885.71/ton. LME copper prices are still at record levels, due to the limitations in growth of supply of concentrate, strong Chinese demand and the historically low level of inventories.
High prices compensated for the effect on revenue of lower volume sold in 3Q05. Total revenues from shipment of copper concentrates were US$ 92 million in the quarter, totaling US$ 260 million in 9M05.

US GAAP
•	Industrial minerals
CVRD sold 280,000 tons of kaolin in 3Q05 against 303,000 tons in 2Q05, and 319,000 tons in 3Q04. Lower sales volume was partly caused by postponement of an 18 thousand tons shipment to Japan, from end of September to October, due to problems with the vessel.
Average sale price for kaolin in the quarter was US$ 150.00 per ton, 16.7% higher than in 3Q04 and 1.0% more than in 2Q05. Revenue from sales of kaolin was US$ 42 million, US$ 1 million over 3Q04.
Potash sales at 197,000 tons, were 52.7% more than in 2Q05 and 22.4% higher than in 3Q04. The increase from the previous quarter reflects the seasonal effect of the farm planting cycle and increasing demand, which was partially met by the use of inventories accumulated since the beginning of the year. The Taquari-Vassouras potash mine had its capacity increased from 600,000 to 850,000 tons/year, and should be operating at full capacity in 2006.
The average price of CVRD’s potash sales in 3Q05 was US$ 238.58/ton, in line with 2Q05 and 9.7% higher yoy.
Potash sales contributed US$ 47 million to CVRD’s revenue in 3Q05, US$ 16 million more than in 2Q05.
•	Logistics
CVRD’s logistic services generated revenue of US$ 359 million in 3Q05, 13.6% higher qoq and 54.7% yoy. Logistic services provided 9.9% of CVRD’s total revenue in 3Q05.
Revenue from logistics in 9M05 totaled US$ 907 million, 41% more than in 9M04 of US$ 643 million.
Higher volumes carried and the appreciation of the Brazilian Real against the US dollar also boosted sales revenues, since the services are priced in Brazilian currency.
CVRD’s railroads transported 7.789 billion ntk of general cargo, a record, and an increase of 4.3% over 3Q04 at 7.466 billion ntk. The main cargos carried were agricultural products, 39.1% of the total, steel industry inputs and products 37.0%, and construction material and forest products 6.9%. Transport of agricultural products overtook transport of steel-related products for the first time, resulted from haulage of the crop and CVRD’s increasing exploitation of its own growth potential.
Railroad transportation of general cargo by the Carajás (EFC), Vitória-Minas (EFVM) and Centro-Atlântica (FCA) railroads contributed US$ 267 million to revenue. Port services contributed US$ 60 million, while coastal shipping and port support services provided US$ 32 million.
CVRD’s ports and maritime terminals handled 8.349 million tons of general cargo, which compares with 7.634 million in 3Q04, a record volume.
VOLUME SOLD: IRON ORE AND PELLETS

							Thousands of tons
	3Q04%		2Q05%		3Q05%		9M05%
Iron ore	53,606	88.7	56,167	90.0	58,879	90.2	167,529	89.4
Pellets	6,847	11.3	6,219	10.0	6,381	9.8	19,913	10.6
Total	60,453	100.0	62,386	100.0	65,260	100.0	187,442	100.0

US GAAP
VOLUME SOLD: MINERALS AND METALS

				Thousands of tons
	3Q04	2Q05	3Q05	9M04	9M05
Manganese ore	313	194	271	679	663
Ferro-alloys	156	147	131	492	410
Alumina	508	402	507	1,326	1,387
Primary aluminum	101	110	112	317	331
Bauxite	652	475	368	1,562	1,204
Potash	161	129	197	465	464
Kaolin	319	303	280	897	863
Copper concentrates	96	105	96	130	286
IRON ORE AND PELLET SALES BY DESTINATION

							Thousands of tons
	3Q04%		2Q05%		3Q05%		9M05%
EU	18,337	30.3	20,016	32.1	18,884	28.9	56,303	30.0
Germany	6,204	10.3	6,466	10.4	6,124	9.4	18,406	9.8
France	2,854	4.7	2,850	4.6	2,977	4.6	8,251	4.4
Belgium	2,285	3.8	1,779	2.9	1,961	3.0	5,647	3.0
Italy	2,012	3.3	3,148	5.0	2,915	4.5	7,983	4.3
Others	4,982	8.2	5,773	9.3	4,907	7.5	16,016	8.5
China	11,340	18.8	11,747	18.8	14,301	21.9	36,905	19.7
Japan	5,742	9.5	6,249	10.0	6,330	9.7	18,272	9.7
South Korea	2,813	4.7	1,237	2.0	2,647	4.1	6,339	3.4
Middle East	1,916	3.2	2,063	3.3	2,244	3.4	5,621	3.0
USA	1,333	2.2	1,083	1.7	878	1.3	3,237	1.7
Brazil	14,181	23.5	14,397	23.1	14,749	22.6	43,356	23.1
Steel mills and pig iron producers	9,213	15.2	9,038	14.5	8,975	13.8	26,833	14.3
Pelletizing joint ventures	4,968	8.2	5,359	8.6	5,774	8.8	16,523	8.8
LOGISTICS SERVICES — GENERAL CARGO

	3Q04	2Q05	3Q05	9M04	9M05
Railroads (million ntk)	7,466	7,418	7,789	20,428	20,886
Ports (thousand tons)	7,634	8,336	8,349	21,644	23,040
AVERAGE PRICES REALIZED

					US$ / ton
	3Q04	2Q05	3Q05	9M04	9M05
Iron ore	20.39	38.58	35.07	19.24	31.76
Pellets	41.04	90.69	79.92	39.55	70.05
Manganese	63.90	97.94	73.80	58.91	88.99
Ferro alloys	1,083.33	938.78	618.32	858.13	880.49
Alumina	255.91	273.63	287.97	239.06	282.62
Aluminum	1,752.48	1,854.55	1,803.57	1,671.92	1,830.82
Bauxite	26.07	27.37	27.17	25.61	27.41
Potash	217.39	240.31	238.58	191.40	232.76
Kaolin	128.53	148.51	150.00	132.66	146.00
Copper concentrates	729.17	885.71	958.33	723.08	909.09

US GAAP
GROSS REVENUE BY DESTINATION

							US$ million
	3Q04%		2Q05%		3Q05%		9M05%
Europe	699	30.6	1,149	30.9	1,015	28.1	2,817	29.2
Brazil	621	27.2	1,013	27.2	1,006	27.9	2,671	27.7
China	277	12.1	431	11.6	568	15.7	1,278	13.2
Japan	200	8.7	324	8.7	342	9.5	882	9.1
Emerging Asia (ex-China)	87	3.8	167	4.5	183	5.1	475	4.9
USA	118	5.2	119	3.2	85	2.4	302	3.1
Rest of the World	285	12.5	518	13.9	411	11.4	1,234	12.8
Total	2,287	100.0	3,721	100.0	3,610	100.0	9,659	100.0
GROSS REVENUE BY PRODUCT

							US$ million
	3Q04%		2Q05%		3Q05%		9M05%
Ferrous minerals	1,579	69.0	2,908	78.2	2,706	75.0	7,218	74.7
Iron ore	1,093	47.8	2,167	58.2	2,065	57.2	5,320	55.1
Pellet plant operation services	12	0.5	6	0.2	19	0.5	45	0.5
Pellets	281	12.3	564	15.2	510	14.1	1,395	14.4
Manganese ore	20	0.9	19	0.5	20	0.6	59	0.6
Ferro-alloys	169	7.4	138	3.7	81	2.2	361	3.7
Others	4	0.2	14	0.4	11	0.3	38	0.4
Non ferrous minerals	146	6.4	169	4.5	181	5.0	494	5.1
Potash	35	1.5	31	0.8	47	1.3	108	1.1
Kaolin	41	1.8	45	1.2	42	1.2	126	1.3
Copper concentrates	70	3.1	93	2.5	92	2.5	260	2.7
Aluminum products	327	14.3	327	8.8	358	9.9	1,031	10.7
Primary aluminum	177	7.7	204	5.5	202	5.6	606	6.3
Alumina	130	5.7	110	3.0	146	4.0	392	4.1
Bauxite	17	0.7	13	0.3	10	0.3	33	0.3
Others	3	0.1	—	—	—	—	—	—
Logistics services	232	10.2	316	8.5	359	9.9	907	9.4
Railroads	164	7.2	233	6.3	267	7.4	659	6.8
Ports	43	1.9	59	1.6	60	1.7	166	1.7
Shipping	25	1.1	24	0.6	32	0.9	82	0.8
Others	3	0.1	1	0.0	6	0.2	9	0.1
Total	2,287	100.0	3,721	100.0	3,610	100.0	9,659	100.0

OPERATIONAL COSTS AND EXPENSES
Cost of goods sold (COGS) totaled US$ 1.645 billion in 3Q05, 9.1% more than in 2Q05 and 56.2% higher than 3Q04.
The Brazilian currency appreciated by 21.3% against the US dollar from 3Q04 to 3Q05, causing a negative impact on CVRD’s costs, which are around 70%, denominated in Brazilian Reais. The volatility of the exchange rate was responsible for 34.3%, or US$ 203 million, of the total increment of US$ 602 million in costs between the two quarters.
The principal item responsible for the increase in COGS, was outsourced services US$ 153 million higher than 3Q04, mainly due to the increase of US$ 48 million in waste removal, US$ 48 million in freight expenses — because of higher volume carried and prices rise — and US$ 43 million in maintenance services.

US GAAP
Material costs increased by US$ 122 million, basically driven by higher usage of conveyor belts and replacement of spare parts and tires, which also had higher prices.
Expenses on acquisition of iron ore and pellets raised by US$ 93 million, due to the increase in prices and to the growth of 14.7% in the volume acquired from third parties, as previously described, from 4.022 million tons in 3Q04 to 4.613 million tons in 3Q05.
Expenses on energy rose by US$ 87 million, reflecting adjustment on prices of fuel and electricity in 2Q05. Around 25% of the increment in energy costs took place in Albras, whose electricity supply contract was renewed in June 2004. The price per MWh settled in the contract is sensitive to Brazilian inflation, changes in the BRL/USD exchange rate and the LME aluminum price.
The total of depreciation and amortization, at US$ 161 million in 3Q05, was US$ 66 million higher than in 3Q04, reflecting not only the increase in the Company’s asset base — which rose from US$ 3.3 billion at the end of 2002 to US$ 13.4 billion in September 2005 due to significant investments - but also the appreciation of the Real.
Demurrage expenses were US$ 18 million in the quarter, and US$ 55 million in 9M05, which, when annualized, is equivalent to US$ 73 million, 13.6% lower than in the whole year of 2004, reflecting CVRD’s efforts to optimize its logistics and expand its ports capacity. We do, however, expect a stronger reduction in the future.
Personnel expenses, at US$ 139 million in the 3Q05, increased US$ 41 million yoy, mainly reflecting the annual raise in employees’ salaries, which was agreed at 6.5% for the period July 2005 through June 2006, and also the payment of an extraordinary bonus in August.
Other factors that contributed to the increase in COGS were tax expenses US$ 20 million higher, and leasing expenses US$ 12 million over 3Q04.
Sales, general and administrative expenses, at US$ 160 million in 3Q05, were US$ 48 million higher than in 3Q04, driven by annual increase of remuneration of administrative employees, according to parameters previously cited, and the appreciation of the Brazilian Real.
There was also a provision for losses in inventories of ferro alloys of US$ 28 million in 3Q05, and an increase of US$ 15 million in contingency expenses, essentially generated by FCA.
There was a raise of US$ 68 million in research and development (R&D) expenses, which were US$ 36 million in 3Q04 against US$ 104 million in 3Q05. CVRD continues to intensify its mineral exploration efforts, aiming to prepare for growth in the coming decade through greenfield projects. Of the total R&D allocation in 3Q05, 41.3%, or US$ 43 million, was spent on mining exploration and project studies in countries of South America, Asia, Africa and Australia.

US GAAP
COST OF GOODS SOLD — BREAKDOWN

							US$ million
	3Q04%		2Q05%		3Q05%		9M05%
Personnel	98	9.3	117	7.8	139	8.4	354	8.0
Material	188	17.9	279	18.5	310	18.8	820	18.6
Fuels	119	11.3	148	9.8	164	10.0	442	10.0
Electric energy	67	6.4	117	7.8	109	6.6	323	7.3
Outsourced services	224	21.3	342	22.7	377	22.9	1,009	22.9
Acquisition of iron ore and pellets	123	11.7	215	14.3	216	13.1	546	12.4
Acquisition of other products	87	8.3	81	5.4	83	5.0	251	5.7
Depreciation and exhaustion	95	9.0	127	8.4	161	9.8	410	9.3
Others	52	4.9	82	5.4	86	5.2	245	5.6
Total	1,053	100.0	1,508	100.0	1,645	100.0	4,400	100.0

GOOD OPERATIONAL PERFORMANCE
Operational profit, measured by adjusted EBIT, was US$ 1.405 billion in 3Q05, US$ 519 million more than in 3Q04, led by net revenue US$ 1.272 billion higher, partially offset by an increase of US$ 592 million in COGS.
Adjusted EBIT in 9M05 was US$ 3.971 billion, 72.6% over US$ 2.301 billion in 9M04.
Adjusted EBIT margin in the quarter was 40.8%, 430 bp more than the quarterly average for the period 2001/2005, and equal to the adjusted EBIT margin for 3Q04. The margin of the ferrous minerals division was 50.7%, 570 bp higher than the 45.0% of 3Q04, because of higher prices of iron ore and pellets valid for 2005.
The adjusted EBIT margin of the aluminum business was 25.3%, vs. 44.4% in 3Q04. The increase in average price in the three products in the aluminum chain — bauxite, alumina and aluminum — was more than offset by the impact of the appreciation of the Brazilian Real on costs, especially in electricity, that together with alumina are the largest components in the cost of aluminum production. Also, there were price raises in several inputs, such as caustic soda, up 20%, and calcining oil 25%, both used in production of alumina, and coke 35%, which affects the cost of production of primary aluminum.
Adjusted EBIT margin for logistics services was 27.6%, 40 bp more than in 3Q04, reflecting the appreciation of the Brazilian Real.
The EBIT margin of the non-ferrous minerals division, which contributes on average to 4% of CVRD’s adjusted EBIT, decreased from 33.6% in 3Q04 to 8.0% in 3Q05. The main reason for this decline was the negative operation margin in kaolin business, because of inventory write-off, provision for ICMS credit loss and increase on storage and packaging costs and port expenses in Europe, the major market for CVRD kaolin sales.
Excluding the kaolin business, the adjusted EBIT margin of the non-ferrous minerals division would be 24.6% in 3Q05.

US GAAP
ADJUSTED EBIT MARGIN BY BUSINESS AREA

	3Q04	2Q05	3Q05
Ferrous minerals	45.0%	56.7%	50.7%
Non ferrous minerals	33.6%	30.9%	8.0%
Aluminum	44.4%	32.7%	25.3%
Logistics	27.2%	30.0%	27.6%
Total	40.8%	50.1%	40.8%

A POWERFULL CASH FLOW
3Q05 cash flow, measured by adjusted EBITDA, was US$ 1.734 billion, an increase of 72.2% compared to 3Q04, but 14.7% lower than in 2Q05. Discounting the retroactive effects on 3Q05 and 2Q05 of the changes in iron ore and pellets prices gives adjusted EBITDA for 3Q05 would be US$ 1.712 billion, almost equal to the US$ 1.715 billion of the previous quarter.
In the twelve-month period to September 2005, adjusted EBITDA amounted US$ 5.761 billion. 3Q05 was fourteenth consecutive quarterly result in which LTM adjusted EBITDA increased and was 75.2% higher yoy.
The growth in CVRD’s adjusted EBITDA has been characterized by low risk, since the negative volatility of the quarterly variations over the period from 1Q01 through 3Q05 has been low, at only 29.4% of total volatility.
The main drivers contributing for the US$ 727 million growth in adjusted EBITDA between 3Q05 and 3Q04 are increases of US$ 519 million in adjusted EBIT, US$ 69 million in depreciation, and US$ 139 million in dividends received from affiliated companies and joint ventures.
The total of dividends received in 3Q05 was US$ 158 million, vs. US$ 19 million in 3Q04. The largest contribution to this strong increase came from Samarco, which paid US$ 75 million to CVRD in the quarter. CVRD also received dividends from Usiminas, US$ 29 million; GIIC, US$ 20 million; Hispanobras, US$ 16 million; Itabrasco, US$ 10 million; and CSI, US$ 8 million.
In 3Q05 the breakdown of cash flow by business area is: ferrous mineals 87.8%, aluminum 6.4%, logistics 6.6%, non-ferrous minerals 1.0%; and others — representing dividends received from non-consolidated companies, less spending on research and development, -1.8%.
QUARTERLY ADJUSTED EBITDA

				US$ million
	3Q04	2Q05	3Q05	9M04	9M05
Net operating revenues	2,173	3,536	3,445	5,749	9,194
COGS	(1,053)	(1,508)	(1,645)	(2,873)	(4,400)
SG&A	(112)	(135)	(160)	(319)	(408)
Research and development	(36)	(54)	(104)	(86)	(192)
Other operational expenses	(86)	(68)	(131)	(170)	(223)
Adjusted EBIT	886	1,771	1,405	2,301	3,971

Depreciation, amortization & exhaustion	102	136	171	280	436
Dividends received	19	126	158	140	353

Adjusted EBITDA	1,007	2,033	1,734	2,721	4,760

US GAAP
ADJUSTED EBITDA BY BUSINESS AREA

							US$ million
	3Q04%		2Q05%		3Q05%		9M05%
Ferrous minerals	722	71.7	1,687	83.0	1,523	87.8	3,884	81.6
Non- ferrous minerals	33	3.3	45	2.2	17	1.0	102	2.1
Logistics	100	9.9	130	6.4	114	6.6	334	7.0
Aluminum	152	15.1	149	7.3	111	6.4	429	9.0
Others	—	0.0	22	1.1	(31)	-1.8	11	0.2
Total	1,007	100.0	2,033	100.0	1,734	100.0	4,760	100.0

FINANCIAL RESULT
CVRD posted net financial result of a negative US$ 180 million in 3Q05, US$ 25 million less than in 3Q04. Financial revenues, at US$ 36 million, were US$ 26 million higher than the US$ 10 million computed in 3Q04, but this increase was more than offset by financial expenses US$ 51 million higher, at US$ 216 million.
In the nine first months of 2005, the net financial result was negative in US$ 267 million, an improvement against the net financial expenses of US$ 372 million in the same period last year. The improvement in this result was determined by reduction of US$ 60 million in losses on derivative transaction contracted to hedge aluminum prices and of US$ 28 million in interest expenses. The increase of US$ 51 million in financial revenues, was partly offset by a US$ 25 million raise on monetary adjustment of legal liabilities.

EQUITY INCOME
Equity income from subsidiaries in the 3Q05 totaled US$ 194 million, 52.8%, or US$ 67 million, more than in 3Q04. This increment came mainly from the pelletizing companies, benefiting from price increases for their products: they produced equity income of US$ 125 million in 3Q05, vs. US$ 49 million in 3Q04. Much of this amount came from Samarco, which contributed US$ 82 million to CVRD’s profit in 3Q05, vs. US$ 35 million in 3Q04.
The contribution of MRS Logística was also higher, at US$ 17 million in 3Q05 compared with US$ 8 million in 3Q04, mainly due to the appreciation of the Real against the US dollar, since its revenues are denominated in Reais.
The contribution from investments in steel companies was lower — US$ 35 million in 3Q05 vs. US$ 50 million in 3Q04 — following the divestment of CST.
RESULT FROM SHAREHOLDINGS

					R$ million
	3Q04	2Q05	3Q05	9M04	9M05
Iron Ore and Pellets	50	128	127	115	307
Aluminum, Alumina and Bauxite	20	18	15	52	51
Logistics	8	12	17	22	39
Steel	50	62	35	176	150
Others	(1)	—	—	(2)	—
Total	127	220	194	363	547

US GAAP

US$ 3.6 BILLION NET EARNINGS IN 9M 2005
CVRD computed net earnings of US$ 1.317 billion in 3Q05, 39.7% more than in 3Q04, but 19.2% less than in 2Q05.
Net earnings in the first nine months of 2005 was US$ 3.645 billion, almost twice the amount for 9M04, of US$ 1.852 billion; and net earning in the 12 months ended September 2005 was US$ 4.366 billion, 69.7% more than in the year 2004.
The main component of the growth between 3Q04 and 3Q05 was the increase of US$ 519 million in operational profit.
The appreciation of the Brazilian Real, which, on the one hand, increased operational costs and expenses, compressing margins, operational profit, cash flow and net profit, on the other hand caused a positive effect in the later, through monetary variations of US$ 163 million. Equity income from subsidiaries increased its contribution to earnings by US$ 67 million from 3Q04 to 3Q05.
At the same time, revenue from sale of assets was US$ 188 million lower: an accounting gain of US$ 314 million was posted on the sale of the stake in CST in 3Q04, while a gain of US$ 126 million was posted on the divestment of the Quebec Cartier Mining Company in 3Q05.

DEBT: EXCELLENCE IN CREDIT QUALITY
After achieving investment grade status on July 8, 2005, with the rating by Moody’s Investor Service, CVRD obtained the same recognition from two of the other principal rating agencies in the world: Standard & Poor’s Ratings Services and Dominion Bond Ratings Service. In our view, this represents the consolidation of market’s perception on CVRD’s high credit quality.
CVRD’s total debt on September 30, 2005 was US$ 3.942 billion, which compares with US$ 4.168 billion at the end of June 2005, and US$ 4.088 billion at the end of 2004. Net debt(4) at the end of September 2005 was US$ 2.707 billion, a reduction of US$ 505 million from the net debt position of US$ 3.212 billion at the end of June 2005.
The average maturity of CVRD’s debt on September 30, 2005 was 6.89 years, of which 47% was at fixed rates and 53% at floating rates.
The Company’s leverage and interest coverage indicators continued to improve, reflecting the strength of its balance sheet: total debt/adjusted EBITDA declined from 0.83x on June 30, 2005 to 0.68x on September 30, 2005; and interest coverage, measured as LTM Adjusted EBITDA / interest paid, increased from 17.73x to 21.03x over the same period.
In October 2005 CVRD raised US$ 300 million from the issue of a further tranche of the CVRD 2034 bond, with an yield to investors of 7.65% p.a. This represents a spread of 286 bp over US Treasury securities of equal duration, and 50 bp less than the US$ 500 million issue of January 2004 — and with a yield to investors 70 bp lower.
The transaction, which was placed amidst an environment of fears of inflation acceleration in the US and expectations of higher long-term interest rates, was very successful, given the excess demand to buy the bond and the spread reduction compared to the January 2004 issue.

US GAAP
The main effects of an additional issue of the 2034 bond were: liquidity increase, a marginal lengthening of the average maturity of CVRD’s debt, and, consequently, reduction in its refinancing risks.
FINANCIAL EXPENSES

			US$ million
	3Q04	2Q05	3Q05
Financial expenses on:
Debt with third parties	(61)	(57)	(69)
Debt with related parties	(3)	(4)	2
Total debt-related financial expenses	(64)	(61)	(67)

	3Q04	2Q05	3Q05
Gross interest on:
Tax and labour contingencies	(11)	(13)	(27)
Tax on financial transactions (CPMF)	(9)	(16)	(15)
Derivatives	(36)	56	(64)
Others	(45)	(17)	(43)
Total gross interest	(101)	10	(149)

Total	(165)	(51)	(216)
DEBT INDICATORS

			US$ million
	3Q04	2Q05	3Q05
Gross debt	4,418	4,168	3,942
Net debt	2,479	3,212	2,707
Gross debt / adjusted LTM EBITDA(x)	1.34	0.83	0.68
Adjusted LTM EBITDA / LTM interest expenses (5)(x)	13.00	17.73	21.03
Gross debt / EV(6)(x)	0.16	0.11	0.08
Enterprise Value = market capitalization + net debt

THE SEEDS OF FUTURE GROWTH
CVRD’s total capital expenditure in 3Q05 was US$ 917.0 million, 11.7% more than in 2Q05 at US$ 821.3 million and 60.8% higher than in 1Q05 at US$ 570.3 million.
Capex in 9M05 was US$ 2.309 billion, 69.3% of the US$ 3.332 billion budgeted for the year. In the 12 months to the end of September 2005 CVRD’s capex was US$ 2.995 billion, an all-time record in the Company’s history.
Of the total 3Q05 capex, US$ 700.2 million was allocated to organic growth — R&D and projects — and US$ 216.8 million to “stay-in-business capex”. In the first nine months of the year US$ 1.608 billion was invested in projects, US$ 181 million in R&D and US$ 519 million in maintenance.
Three important projects have been completed this year: the Fábrica Nova iron ore mine, the increase in capacity at the Taquari-Vassouras potash mine from 600,000 to 850,000 tons/year and the construction of the Aimorés hydroelectric power plant.
In the quarter, CVRD invested US$ 110.1 million in R&D, which compares with US$ 42.7 million in 2Q05. Mineral exploration efforts were concentrated mainly in looking for new deposits of copper, coal, nickel, gold and manganese and in project studies (conceptual, pre-feasibility and feasibility studies).

US GAAP
CVRD Board of Directors approved projects totaling US$ 2.033 billion, involving capacity expansion of pellets, copper, bauxite and alumina. These projects, submitted to rigorous approval criteria, will be new sources of cash generation and shareholder value from 2008, when operations are scheduled to begin.
CVRD subsidiary Caemi will invest US$ 759 million in the Itabiritos project, to be completed in 2008. This involves construction of a pelletizing plant with nominal capacity of 7 Mtpy (US$ 462 million), an iron ore concentration plant at the Pico mine (US$ 282 million) and an iron ore pipeline for the transportation of ore between these two units (US$ 15 million).
The investment in the second phase of the Paragominas bauxite mine, in Brazil, state of Pará, was also approved. It will add 4.5 Mtpy to the nominal capacity of the first phase currently being developed, of 5.4 Mtpy. The project, budgeted to cost US$ 196 million, is planned for completion in the second quarter of 2008, when Paragominas will have capacity to produce 9.9 Mtpy of bauxite.
Construction of stages 6 and 7 of the Barcarena alumina refineryt, each with annual capacity of 935,000 tons, has also been approved. The cost of this project is estimated at US$ 846 million, extremely competitive even with the appreciation of the Brazilian Real and the strong rise in prices of equipments and contractors’ services.
The start-up is also programmed for the second quarter of 2008. The two new stages will increase the capacity of the refinery to 6.26 Mtpy, consolidating its position as the world’s largest and most up-to-date plant.
In October CVRD’s Board approved investment in developing the 118 oxide copper project, with average production capacity estimated at 36,000 tons of cooper cathode/year. The 118 project is in the Southern part of Carajás, in the Brazilian state of Pará. The estimated investment is US$ 232 million, for start-up in the first half of 2008.
•	Main CVRD projects underway: progress report

		Budgeted
Area	Project	2005	Status
Ferrous minerals	Expansion of the Carajás iron ore mines to 85 Mtpy — Northern System	140	This project will add 15 Mtpy to CVRD’s production capacity and is scheduled for conclusion in 3Q06. The second ship loader of Pier III started operating in August.

	Brucutu iron ore mine — Southern System	205	Phase I of the project is expected to be complete in 3Q06, bringing nominal production capacity to 12 Mtpy. Conclusion of Phase II is planned for 2007, bringing capacity to 24 Mtpy. Studies are in progress for expansion to 30 Mtpy.

	Expansion of the Itabira iron ore mines — Southern System	16	Modernization of operations and expansion of production capacity of the Itabira mines to 46 Mtpy. Conclusion and start-up scheduled for 2H07.

	Fazendão iron ore mine — Southern System	52	Project for 14 million tpy of run-of-mine (ROM) iron ore. Works are planned to start in 1H06, for completion and start-up in 2H07.

	Fábrica iron ore mine — Southern System	38	Project to expand capacity by 5 million tons from 12 to 17 Mtpy, with start-up in 3Q07.

US GAAP

Area	Project	Budgeted 2005	Status
	Timbopeba iron ore mine — Southern System	25	Small-scale equipments for this project are now operating. Access road to the mine is under construction, to be ready in December 2005. Output is in line with estimates (2.7 million tons).

	Tubarão Port expansion — Southern System	22	Project to expand conveyor belt systems and cargo handling area machinery, and build new cargo handling areas. The project will increase the port’s handling capacity by 10 million tons. Conclusion scheduled for December 2006.

	Expansion of the São Luis pelletizing plant	18	Expansion of capacity from 6 to 7 Mtpy — will be finalized by January 2006. 85% of the project has been completed. Estimated production this year is 6.25 million tons.

	Anthracite	86	The process of acquisition of 25% of the Chinese anthracite producer Henan Longyu Energy Resources Ltd., in partnership with Yoncheng and Baosteel, has been completed. The mine is expected to produce 1.7 million tons of high quality anthracite in 2005, of which CVRD’s take is equal to its percentage holding in the company.

Coal	Metallurgical coke	16	Acquisition of a 25% stake, in association with the Chinese coal producer Yankuang, in Shandong Yankuang International Coking Ltd, to produce metallurgical coke. The project has estimated production capacity of 2 Mtpy of coke and 200,000 tons/year of methanol. Start-up scheduled for 2006.

	Expansion of the Taquari-Vassouras potash mine	9	The works to expand nominal potash production capacity from 600,000 to 850,000 tpy have been completed.

Non-ferrous minerals	118 copper mine	32	This project was approved in October 2005 and the mine is scheduled to start producing in 1H08. The project will have production capacity of 36,000 tons of copper cathode/year, and estimated total investment of US$ 232 million. The principal equipment has been ordered.

	Vermelho nickel mine	34	This project was approved in July 2005, for scheduled start-up of the mine in 4Q08, with estimated production capacity of 46,000 tons of metallic nickel and 2,800 tons of cobalt per year. Estimated total investment is US$ 1.2 billion. The main equipment has been ordered and work on the site should start in 2006 after the rainy season. Work on obtaining the environmental license is in progress.

	Alumina: Alunorte stages 4 and 5	306	The project to built stages 4 and 5 will increase alumina refinery capacity to 4.2 Mtpy, with start-up planned for stage 4 in 1Q06, and stage 5 planned for completion in 2Q06. 95% of the physical works have been completed.

Aluminum	Paragominas Bauxite mine Phase 11	154	The first module of this mine will produce 5.4 Mtpy of bauxite, starting in 1Q07. The 244-km ore pipeline, which will carry bauxite from the mine to the alumina refinery in Barcarena, in the Brazilian state of Pará, is under construction with completion expected to March 2006.

Logistics	Acquisition of locomotives and wagons -EFVM, EFC and FCA	559	Up to the end of September 2005, 3,953 wagons and 68 locomotives had been purchased.

	Aimorés hydroelectric plant	12	This power plant, on the Rio Doce, in the Brazilian state of Minas Gerais, will have generation capacity of 330MW. The three rotors are already in partial operation. CVRD’s stake is 51.0%.

Electricity	Capim Branco I and II hydro plants	73	These two power plants on the Araguari river in the state of Minas Gerais will have generation capacity of 240MW and 210MW respectively. Both are planned to start operating in 2006.

US GAAP
CAPEX BY BUSINESS AREA

				US$ million
Business area	3Q05		realized 2005
Ferrous minerals	353.7	38.6%	893.9	38.7%
Non ferrous minerals	71.3	7.8%	160.1	6.9%
Logistcs	231.6	25.3%	514.1	22.3%
Aluminum	170.8	18.6%	448.5	19.4%
Coal	5.9	0.6%	99.9	4.3%
Electric energy	33.6	3.7%	93.1	4.0%
Others	50.1	5.5%	99.1	4.3%
Total	917.0	100.0%	2,308.7	100.0%

CONFERENCE CALL AND WEBCAST
CVRD will hold its conference call and webcast on Friday, November 11, at 12:00 pm Rio de Janeiro time, 9:00 am Eastern Standard Time and 2:00 pm UK time. Instructions for participation are on the website www.cvrd.com.br, Investor Relations section. A recording of the call and webcast will be available on the website for 90 days following November 11.
   SELECTED FINANCIAL INDICATORS FOR THE MAIN NON-CONSOLIDATED COMPANIES
Selected financial indicators for the principal non-consolidated companies are available in CVRD’s quarterly financial statements, on its website www.cvrd.com.br, in the Investor Relations section.

US GAAP
FINANCIAL STATEMENTS

			US$ million
	3Q04	2Q05	3Q05
Gross operating revenues	2,287	3,721	3,610
Taxes	(114)	(185)	(165)
Net operating revenue	2,173	3,536	3,445
Cost of goods sold	(1,053)	(1,508)	(1,645)
Gross profit	1,120	2,028	1,800
Gross margin (%)	51.5	57.4	52.2
Selling, general and administrative expenses	(112)	(135)	(160)
Research and development expenses	(36)	(54)	(104)
Employee profit-sharing	(17)	(24)	(24)
Others	(69)	(44)	(107)
Operating profit	886	1,771	1,405
Financial revenues	10	27	36
Financial expenses	(165)	(51)	(216)
Monetary variation	77	304	163
Gains on sale of affiliates	314	—	126
Tax and social contribution (Current)	(285)	(330)	(172)
Tax and social contribution (Deferred)	61	(107)	(102)
Equity income and provision for losses	127	220	194
Accounting changes for asset write-offs	—	—	—
Minority shareholding participation	(82)	(204)	(117)
Net earnings	943	1,630	1,317
Earnings per share (US$)	0.82	1.41	1.15
BALANCE SHEET

			US$ million
	09/30/04	06/30/05	09/30/05
Assets
Current	4,246	4,634	5,006
Long-term	1,694	1,911	2,078
Fixed	8,780	13,022	15,019
Total	14,720	19,567	22,103
Liabilities
Current	2,600	3,002	2,964
Long term	5,640	6,316	6,934
Shareholders’ equity	6,480	10,249	12,205
Paid-up capital	3,707	6,366	6,366
Reserves	2,773	3,883	5,839
Total	14,720	19,567	22,103

US GAAP
CASH FLOW STATEMENT

		US$ million
	3Q04	2Q05	3Q05
Cash flows from operating activities:
Net income	943	1,630	1,317
Adjustments to reconcile net income with cash provided by operating activities:
Depreciation, depletion and amortization	102	136	171
Dividends received	19	126	158
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	(127)	(220)	(194)
Deferred income taxes	(61)	107	102
Provisions for contingencies	—	(8)	10
Impairment of property, plant and equipment	—	12	18
Gain on sale of investment	(314)	—	(126)
Pension plan	3	0	0
Foreign exchange and monetary losses	(118)	(298)	(201)
Net unrealized derivative losses	36	(85)	65
Minority interest	82	204	117
Net interest payable	42	38	12
Others	64	(63)	(15)
Decrease (increase) in assets:
Accounts receivable	—	(472)	281
Inventories	(39)	(50)	(44)
Others	(44)	(187)	(441)
Increase (decrease) in liabilities:
Suppliers	26	142	(21)
Payroll and related charges	27	13	22
Income Tax	370	325	396
Others	96	76	161
Net cash provided by operating activities	1,107	1,426	1,788
Cash flows from investing activities:
Loans and advances receivable	(9)	(5)	26
Guarantees and deposits	(48)	(3)	(32)
Additions to investments	(4)	(90)	0
Additions to property, plant and equipment	(348)	(777)	(1,302)
Proceeds from disposals of investment	415	—	126
Proceeds from disposals of property, plant and equipment	—	1	1
Net cash used in investing activities	6	(874)	(1,181)
Cash flows from financing activities:
Short-term debt, net issuances (repayments)	40	216	(194)
Loans	13	(6)	(17)
Long-term debt	43	125	22
Repayments of long-term debt	(225)	(432)	(156)
Interest attributed to stockholders	—	(500)	0
Net cash used in financing activities	(129)	(597)	(345)
Increase (decrease) in cash and cash equivalents	984	(45)	262
Effect of exchange rate changes on cash and cash equivalents	(104)	(121)	17
Cash and cash equivalents, beginning of period	1,059	1,122	956
Cash and cash equivalents, end of period	1,939	956	1,235
Cash paid during the period for:
Interest on short-term debt	0	0	(1)
Interest on long-term debt	(82)	(35)	(71)
Income tax	—	(171)	(202)
Non-cash transactions
Interest capitalized	(11)	(9)	(10)
Income tax paid with credits	—	(53)	(16)

US GAAP

APPENDIX
Reconciliation of “non-GAAP” information with corresponding US GAAP figures
(1) Adjusted EBIT

			US$ million
	3Q04	2Q05	3Q05
Net operating revenues	2,173	3,536	3,445
COGS	(1,053)	(1,508)	(1,645)
SG&A	(112)	(135)	(160)
Research & development	(36)	(54)	(104)
Other operating expenses	(86)	(68)	(131)
Adjusted EBIT	886	1,771	1,405
(2) Adjusted EBITDA
The term “EBITDA” refers to a financial measure that is defined as earnings (losses) before interest, taxes, depreciation and amortisation; we use the term “Adjusted EBITDA” to reflect that our financial measure also excludes monetary gains/losses, equity in results of affiliates and joint ventures less dividends received from those companies, changes in provision for losses on equity investments, adjustments for changes in accounting practices, minority interests and non-recurring expenses. However, Adjusted EBITDA is not a measure determined under GAAP in the United States of America and may not be comparable to similarly titled measures reported by other companies. Adjusted EBITDA should not be construed as a substitute for operating income or as a better measure of liquidity than cash flow from operating activities, which are determined in accordance with GAAP. We have presented Adjusted EBITDA to provide additional information with respect to our ability to meet future debt service, capital expenditure and working capital requirements. The following schedule reconciles Adjusted EBITDA to net cash provided by (used in) operating activities reported on our Consolidated Statements of Cash Flows, which we believe is the most directly comparable GAAP measure:
RECONCILIATION BETWEEN ADJUSTED EBITDA VS. OPERATING CASH FLOW

			US$ million
	3Q04	2Q05	3Q05
Operating cash flow	1,107	1,426	1,788
Income tax	285	330	172
Monetary and foreign exchange losses	41	(6)	37
Financial expenses	113	(14)	169
Net working capital	(436)	153	(354)
Others	(103)	144	(78)
Adjusted EBITDA	1,007	2,033	1,734

US GAAP
(3) Gross debt / last 12 months adjusted EBITDA

	3Q04	2Q05	3Q05
Total debt / adjusted LTM EBITDA (x)	1.34	0.83	0.68
Total debt / LTM operating cash flow (x)	1.52	1.03	0.84
(4) Net debt
RECONCILIATION BETWEEN GROSS DEBT VS, NET DEBT

			US$ million
	3Q04	2Q05	3Q05
Gross debt	4,418	4,168	3,942
Cash and cash equivalents	1,939	956	1,235
Net debt	2,479	3,212	2,707
(5) Adjusted LTM EBITDA / LTM interest expenses

	3Q04	2Q05	3Q05
Adjusted LTM EBITDA / LTM interest expenses (x)	13.00	17.73	21.03
LTM operating income / LTM interest expenses (x)	10.64	15.05	17.49
(6) Total debt / enterprise value

	3Q04	2Q05	3Q05
Total debt / EV (x)	16.16	10.98	7.61
Total debt / total assets (x)	30.01	21.30	17.83
Entreprise value = net debt + market capitalization
This release may include statements that present the company’s management’s expectations on future events or future results. All statements based on future expectations and not on historical facts involve various risks and uncertainties. The company cannot guarantee that such statements will be realized in fact. Such risks and uncertainties include factors in relation to: the Brazilian economy and the capital markets, which are volatile and may be affected by developments in other countries; the iron ore business and its dependence on the steel industry, which is cyclical by nature; and the highly competitive nature of the industries in which CVRD operates. To obtain additional information on factors which could give rise to results different from those indicated by the company, please consult the reports filed with the Brazilian Securities Commission (CVM — Comissão de Valores Mobiliários) and the US Securities and Exchange Commission (SEC), including CVRD’s most recent Form 20F Annual Report.

COMPANHIA VALE DO RIO DOCE
INDEX TO CONDENSED CONSOLIDATED FINANCIAL INFORMATION

Page
Report of PricewaterhouseCoopers Auditores Independentes	F-2

Condensed Consolidated Balance Sheets as of September 30, 2005 and December 31, 2004	F-3

Condensed Consolidated Statements of Income for the three-month periods ended September 30, 2005 and 2004 and June 30, 2005 and for the nine month periods ended September 30, 2005 and 2004	F-5

Condensed Consolidated Statements of Cash Flows for the three-month periods ended September 30, 2005 and 2004 and June 30, 2005 and for the nine month periods ended September 30, 2005 and 2004	F-6

Condensed Consolidated Statements of Changes in Stockholders’ Equity for the three-month periods ended September 30, 2005 and 2004 and June 30, 2005 and for the nine month periods ended September 30, 2005 and 2004
F-7

Notes to the Condensed Consolidated Financial Information	F-8

Supplemental Financial Information	S-1

Report of Independent Registered
Public Accounting Firm
To the Board of Directors and Stockholders
Companhia Vale do Rio Doce
We have reviewed the accompanying unaudited condensed consolidated balance sheet of Companhia Vale do Rio Doce and subsidiaries as of September 30, 2005, and the unaudited condensed consolidated statements of income, of cash flows and of changes in stockholders’ equity for the three-month periods ended September 30 and June 30, 2005 and September 30, 2004 and for the nine-month periods ended September 30, 2005 and 2004, respectively. This interim financial information is the responsibility of the Company’s management.
We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.
Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated interim financial information referred to above for them to be in conformity with accounting principles generally accepted in the United States of America.
We previously audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Companhia Vale do Rio Doce and subsidiaries as of December 31, 2004, and the related consolidated statements of income, of cash flows and of changes in stockholders’ equity for the year then ended (not presented herein) and in our report dated March 21, 2005, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2004 is fairly stated in all material respects in relation to the consolidated balance sheet from which it has been derived.
PricewaterhouseCoopers
Auditores Independentes
Rio de Janeiro, Brazil
November 9, 2005

Condensed Consolidated Balance Sheets
Expressed in millions of United States dollars

	September 30,	December 31,
	2005	2004
	(unaudited)
Assets

Current assets

Cash and cash equivalents	1,235	1,249
Accounts receivable, net
Related parties	202	124
Unrelated parties	1,391	905
Loans and advances to related parties	88	56
Inventories	1,133	849
Deferred income tax	255	203
Recoverable taxes	266	285
Others	436	219

	5,006	3,890

Property, plant and equipment, net	13,375	9,063

Investments in affiliated companies and joint ventures and other investments, net of provision for losses on equity investments	1,644	1,159

Other assets
Goodwill on acquisition of subsidiaries	577	486
Loans and advances
Related parties	6	55
Unrelated parties	63	56
Prepaid pension cost	292	170
Deferred income tax	—	70
Judicial deposits	690	531
Unrealized gain on derivative instruments	1	4
Advances to suppliers — energy	263	98
Others	186	133

	2,078	1,603

TOTAL	22,103	15,715

Condensed Consolidated Balance Sheets
Expressed in millions of United States dollars
(Except number of shares)
(Continued)

	September 30,	December 31,
	2005	2004
	(unaudited)
Liabilities and stockholders’ equity

Current liabilities

Suppliers	966	689
Payroll and related charges	162	141
Current portion of long-term debt — unrelated parties	688	730
Short-term debt	171	74
Loans from related parties	51	52
Provision for taxes	553	459
Provision for operational expenses	93	64
Others	280	246

	2,964	2,455

Long-term liabilities
Employees post-retirement benefits	257	215
Long-term debt — unrelated parties	3,031	3,214
Loans from related parties	1	18
Provisions for contingencies (Note 10)	1,405	914
Unrealized loss on derivative instruments	173	236
Deferred income tax	101	—
Provisions for environmental liabilities	166	134
Others	356	350

	5,490	5,081

Minority interests	1,444	788

Stockholders’ equity
Preferred class A stock — 1,800,000,000 no-par-value shares authorized and 415,727,739	2,150	1,176
Common stock — 900,000,000 no-par-value shares authorized and 749,949,429 issued	3,806	2,121
Treasury stock — 11,803 (2004 — 11,951) preferred and 14,145,510 common shares	(88)	(88)
Additional paid-in capital	498	498
Other cumulative comprehensive loss	(2,105)	(3,774)
Appropriated retained earnings	1,936	4,143
Unappropriated retained earnings	6,008	3,315

	12,205	7,391

TOTAL	22,103	15,715

See notes to condensed consolidated financial information.

Condensed Consolidated Balance Sheets
Expressed in millions of United States dollars (Unaudited)
(except number of shares and per-share amounts)

	Three-month			Nine month periods
	periods ended			ended September 30
	September	June	September
	30, 2005	30, 2005	30, 2004	2005	2004
Operating revenues, net of discounts, returns and allowances
Sales of ores and metals	2,887	3,077	1,725	7,712	4,499
Revenues from logistic services	359	316	232	907	643
Aluminum products	358	327	327	1,031	896
Other products and services	6	1	3	9	13

	3,610	3,721	2,287	9,659	6,051
Value-added tax	(165)	(185)	(114)	(465)	(302)

Net operating revenues	3,445	3,536	2,173	9,194	5,749

Operating costs and expenses
Cost of ores and metals sold	(1,202)	(1,134)	(751)	(3,248)	(2,041)
Cost of logistic services	(188)	(169)	(126)	(500)	(358)
Cost of aluminum products	(249)	(203)	(174)	(643)	(464)
Others	(6)	(2)	(2)	(9)	(10)

	(1,645)	(1,508)	(1,053)	(4,400)	(2,873)
Selling, general and administrative expenses	(160)	(135)	(112)	(408)	(319)
Research and development	(104)	(54)	(36)	(192)	(86)
Employee profit sharing plan	(24)	(24)	(17)	(65)	(47)
Others	(107)	(44)	(69)	(158)	(123)

	(2,040)	(1,765)	(1,287)	(5,223)	(3,448)

Operating income	1,405	1,771	886	3,971	2,301

Non-operating income (expenses)
Financial income	36	27	10	92	41
Financial expenses	(216)	(51)	(165)	(359)	(413)
Foreign exchange and monetary gains (losses), net	163	304	77	465	(210)
Gain on sale of investments	126	—	314	126	314

	109	280	236	324	(268)

Income before income taxes, equity results and minority interests	1,514	2,051	1,122	4,295	2,033

Income taxes
Current	(172)	(330)	(285)	(662)	(423)
Deferred	(102)	(107)	61	(162)	70

	(274)	(437)	(224)	(824)	(353)

Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	194	220	127	547	363
Minority interests	(117)	(204)	(82)	(373)	(191)

Net income	1,317	1,630	943	3,645	1,852

Income available to preferred stockholders	476	588	341	1,316	669
Income available to common stockholders	841	1,042	602	2,329	1,183

Basic and diluted earnings per Preferred Class A Share	1.15	1.41	0.82	3.17	1.61
Basic and diluted earnings per Common Share	1.15	1.41	0.82	3.17	1.61

Weighted average number of shares outstanding (thousands of shares)
Preferred Class A shares	415,716	415,716	415,714	415,716	415,713
Common shares	735,804	735,804	735,804	735,804	735,804
See notes to condensed consolidated financial information.

Condensed Consolidated Statements of Cash Flows
Expressed in millions of United States dollars (Unaudited)

				Nine month periods
	Three-month periods ended			ended September 30
	September	June	September
	30, 2005	30, 2005	30, 2004	2005	2004
Cash flows from operating activities:
Net income	1,317	1,630	943	3,645	1,852
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation, depletion and amortization	171	136	102	436	280
Dividends received	158	126	19	353	140
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	(194)	(220)	(127)	(547)	(363)
Deferred income taxes	102	107	(61)	162	(70)
Gain on sale of investments	(126)	—	(314)	(126)	(314)
Impairment of property, plant and equipment	18	12	—	34	—
Pension plan		—	3	—	9
Foreign exchange and monetary losses (gains)	(201)	(298)	(118)	(472)	218
Net unrealized derivative losses (gains)	65	(85)	36	(25)	68
Minority interests	117	204	82	373	191
Interest payable, net	12	38	42	48	55
Others	(5)	(71)	64	(96)	67
Decrease (increase) in assets:
Accounts receivable	281	(472)	—	(283)	(155)
Inventories	(44)	(50)	(39)	(114)	(121)
Others	(441)	(187)	(44)	(702)	(2)
Increase (decrease) in liabilities:
Suppliers	(21)	142	26	166	(58)
Payroll and related charges	22	13	27	—	6
Taxes payable	396	325	370	642	370
Others	161	76	96	151	231

Cash provided by operating activities	1,788	1,426	1,107	3,645	2,404

Cash flows from investing activities:
Loans and advances receivable
Related parties
Additions	(1)	(27)	(6)	(28)	(12)
Repayments	28	22	—	53	46
Others	(1)	—	(3)	—	16
Guarantees and deposits	(32)	(3)	(48)	(52)	(90)
Additions to investments	—	(90)	(4)	(91)	(19)
Additions to property, plant and equipment	(1,302)	(777)	(348)	(2,740)	(1,145)
Proceeds from disposal of investments	126	—	415	126	415
Proceeds from disposals of property, plant and equipment	1	1	—	4	—

Cash provided by (used in) investing activities	(1,181)	(874)	6	(2,728)	(789)

Cash flows from financing activities:
Short-term debt, net issuances (repayments)	(194)	216	40	43	40
Loans
Related parties
Additions	—	3	15	7	21
Repayments	(17)	(9)	(2)	(43)	(9)
Issuances of long-term debt
Related parties	—	11	—	15	—
Others	22	114	43	371	935
Repayments of long-term debt
Related parties		—	(3)	—	(3)
Others	(156)	(432)	(222)	(744)	(893)
Interest attributed to stockholders	—	(500)	—	(500)	(269)

Cash used in financing activities	(345)	(597)	(129)	(851)	(178)

Increase (decrease) in cash and cash equivalents	262	(45)	984	66	1,437
Effect of exchange rate changes on cash and cash equivalents	17	(121)	(104)	(80)	(109)
Initial cash in new consolidated subsidiary	—	—	—	—	26
Cash and cash equivalents, beginning of period	956	1,122	1,059	1,249	585

Cash and cash equivalents, end of period	1,235	956	1,939	1,235	1,939

Cash paid during the period for:
Interest on short-term debt	(1)	—	—	(1)	(2)
Interest on long-term debt	(71)	(35)	(82)	(188)	(213)
Income tax	(202)	(171)	—	(452)	—
Non-cash transactions
Interest capitalized	(10)	(9)	(11)	(34)	(22)
Income tax paid with credits	(16)	(53)	—	(74)	—
See notes to condensed consolidated financial information.

Condensed Consolidated Statements of Changes in Stockholders’ Equity
Expressed in millions of United States dollars (Unaudited)
(except number of shares and per-share amounts)

				Nine month periods ended
	Three-month periods ended			September 30
	September	June	September
	30, 2005	30, 2005	30, 2004	2005	2004
Preferred class A stock (including three special shares)
Beginning of the period	2,150	1,176	1,176	1,176	1,055
Transfer from appropriated retained earnings	—	974	—	974	121

End of the period	2,150	2,150	1,176	2,150	1,176

Common stock
Beginning of the period	3,806	2,121	2,121	2,121	1,902
Transfer from appropriated retained earnings	—	1,685	—	1,685	219

End of the period	3,806	3,806	2,121	3,806	2,121

Treasury stock

End of the period	(88)	(88)	(88)	(88)	(88)

Additional paid-in capital
End of the period	498	498	498	498	498

Other cumulative comprehensive loss
Cumulative translation adjustments
Beginning of the period	(2,859)	(3,891)	(4,757)	(3,869)	(4,449)
Change in the period	590	1,032	461	1,600	153

End of the period	(2,269)	(2,859)	(4,296)	(2,269)	(4,296)

Unrealized gain on available-for-sale securities
Beginning of the period	115	116	61	95	74
Change in the period	49	(1)	21	69	8

End of the period	164	115	82	164	82

Total other cumulative comprehensive loss	(2,105)	(2,744)	(4,214)	(2,105)	(4,214)

Appropriated retained earnings
Beginning of the period	1,829	4,126	2,501	4,143	3,035
Transfer (to) from retained earnings	107	362	218	452	24
Transfer to capital stock	—	(2,659)	—	(2,659)	(340)

End of the period	1,936	1,829	2,719	1,936	2,719

Retained earnings
Beginning of the period	4,798	4,030	3,667	3,315	2,857
Net income	1,317	1,630	943	3,645	1,852
Interest attributed to stockholders
Preferred class A stock	—	(180)	(45)	(180)	(151)
Common stock	—	(320)	(79)	(320)	(266)
Appropriation (to) from reserves	(107)	(362)	(218)	(452)	(24)

End of the period	6,008	4,798	4,268	6,008	4,268

Total stockholders’ equity	12,205	10,249	6,480	12,205	6,480

Comprehensive income is comprised as follows:
Net income	1,317	1,630	943	3,645	1,852
Cumulative translation adjustments	590	1,032	461	1,600	153
Unrealized gain on available-for-sale securities	49	(1)	21	69	8

Total comprehensive income	1,956	2,661	1,425	5,314	2,013

Shares
Preferred class A stock (including three special shares)	415,727,739	415,727,739	415,727,739	415,727,739	415,727,739
Common stock	749,949,429	749,949,429	749,949,429	749,949,429	749,949,429
Treasury stock (1)
Beginning of the period	(14,157,313)	(14,157,325)	(14,158,059)	(14,157,461)	(14,158,059)
Sales		12	582	148	582

End of the period	(14,157,313)	(14,157,313)	(14,157,477)	(14,157,313)	(14,157,477)

	1,151,519,855	1,151,519,855	1,151,519,691	1,151,519,855	1,151,519,691

Interest attributed to stockholders (per share)
Preferred class A stock (including three special shares)	0.43	0.43	0.11	0.43	0.36
Common stock	0.43	0.43	0.11	0.43	0.36

(1)	As of September 30, 2005, 14,145,510 common shares and 11,803 preferred shares were held in treasury in the amount of US$ 88. The 14,145,510 common shares guarantee a loan of our subsidiary Alunorte.
See notes to condensed consolidated financial information.

Notes to the Condensed Consolidated Financial Information
Expressed in millions of United States dollars, unless otherwise stated (Unaudited)
1	The Company and its operations

Companhia Vale do Rio Doce (CVRD) is a limited liability company, organized under the laws of the Federative Republic of Brazil. Our operations are carried out through CVRD and its subsidiary companies, joint ventures and affiliates, and mainly consist of mining, non-ferrous metal production and logistics, as well as energy, aluminum and steel activities. Further details of our joint ventures and affiliates are described in Note 8.

The main operating subsidiaries we consolidate are as follows:

		% voting
Subsidiary	% ownership	capital	Head office location	Principal activity
Alumina do Norte do Brasil S.A. — Alunorte (“Alunorte”)	57	61	Brazil	Alumina
Alumínio Brasileiro S.A. — Albras (“Albras”)	51	51	Brazil	Aluminum
CADAM S.A (CADAM) (1)	37	100	Brazil	Kaolin
CVRD Overseas Ltd.	100	100	Cayman Islands	Trading
Ferrovia Centro-Atlântica S. A.	100	100	Brazil	Logistics
Itabira Rio Doce Company Ltd. — ITACO	100	100	Cayman Islands	Trading
Minerações Brasileiras Reunidas S.A. — MBR (2)	56	90	Brazil	Iron ore
Navegação Vale do Rio Doce S.A. — DOCENAVE	100	100	Brazil	Shipping
Pará Pigmentos S.A. (1)	76	86	Brazil	Kaolin
Rio Doce International Finance Ltd. — RDIF	100	100	Bahamas	International finance
Rio Doce Manganês S.A.	100	100	Brazil	Manganese and Ferroalloys
Rio Doce Manganèse Europe — RDME	100	100	France	Ferroalloys
Rio Doce Manganese Norway — RDMN	100	100	Norway	Ferroalloys
Salobo Metais S.A.	100	100	Brazil	Copper
Urucum Mineração S.A.	100	100	Brazil	Iron ore, Ferroalloys and
				Manganese

(1)	Through Caemi Mineração e Metalurgia S.A. CVRD holds 60.2% of the total capital and 100% of the voting capital.

(2)	Through Caemi Mineração e Metalurgia S.A. and Belém Administrações e Participações Ltda.
2	Basis of consolidation

All majority-owned subsidiaries where we have both share and management control are consolidated, with elimination of all significant intercompany accounts and transactions. Additionally, variable interest entities in which we are the primary beneficiary (FASB Interpretation FIN No. 46 “Consolidation of Variable Interest Entities (revised December 2003)”) are consolidated as from January 1, 2004. Investments in unconsolidated affiliates and joint ventures are reported at cost plus our equity in undistributed earnings or losses. Included in this category are certain joint ventures in which we have majority ownership but, by force of shareholders’ agreements, do not have effective management control. We provide for losses on equity investments with negative stockholders’ equity where applicable.

We evaluate the carrying value of our listed investments relative to publicly available quoted market prices. If the quoted market price is below book value, and such decline is considered other than temporary, we write-down our equity investments to quoted market value.

We define joint ventures as businesses in which we and a small group of other partners each participate actively in the overall entity management, based on a shareholders agreement. We define affiliates as businesses in which we participate as a minority stockholder but with significant influence over the operating and financial policies of the investee.

Investments in unincorporated joint ventures, formed for the purpose of investing in hydroelectric power projects, are proportionately consolidated.

3	Summary of significant accounting policies

Our condensed consolidated interim financial information for the three-month periods ended September 30, 2005, June 30, 2005 and September 30, 2004 and for the nine-month periods ended September 30, 2005 and 2004 is unaudited. However, in our opinion, such condensed consolidated financial information includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for interim periods. The results of operations for the three and nine month period ended September 30, 2005 are not necessarily indicative of the results to be expected for the full fiscal year ending December 31, 2005.

In management’s opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2004 is fairly stated in all material respects in relation to the consolidated balance sheet from which it has been derived.

In preparing the consolidated financial statements, we are required to use estimates to account for certain assets, liabilities, revenues and expenses. Our consolidated financial statements therefore include various estimates concerning the selection of useful lives of property, plant and equipment, provisions necessary for contingent liabilities, fair values assigned to assets and liabilities acquired in business combinations, income tax valuation allowances, employee post-retirement benefits and other similar evaluations, actual results may vary from our estimates.

Exchange rates at September 30, 2005, June 30, 2005 and December 31, 2004 were R$2.2222: US$1.00, R$2.3504: US$1.00 and R$2.6544: US$1.00, respectively.

4	Recently-issued accounting pronouncements

In July 2005, the FASB issued FSP No. APB 18-1, “Accounting by an investor for its proportionate share of accumulated other comprehensive income of an investee accounted for under the equity method in accordance with APB Opinion nº 18 upon a loss of significant influence” which sets reporting on how an investor should account for its proportionate share of an investee’s equity adjustments for other comprehensive income upon a loss of significant influence. We will apply this statement in the event it occurs in fiscal periods beginning after July 2005.

In June 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” which sets reporting of a change in accounting principles or errors. We do not expect FASB No. 154 to have a significant impact on our financial position, results of operations or cash flows.

In March 2005, the FASB issued FSP FIN 46(R)-5, “Consolidation of Variable Interests Entities” to address whether a reporting enterprise should consider whether it holds an implicit variable interest in a variable interest entity (VIE) or potential VIE when specific conditions exist. We adopted FIN 46R and we do not expect FSP FIN 46(R)-5 to have any impact on our financial position, results of operations or cash flows.

In March 2005, the FASB issued FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” which refers to legal obligation to perform an asset retirement activity. We do not expect FASB Interpretation No. 47 to have a significant impact on our financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets” an amendment of APB No. 29. We have already adopted this new Statement, which did not have a significant impact on our financial position, results of operations or cash flows.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs” an amendment of ARB No. 43, Chapter 4 that deals with inventory pricing. We have already adopted this new

Statement, which did not have a significant impact on our financial position, results of operations or cash flows.

In September 2004, the FASB issued FSP EITF Issue 03-1-1, which delayed the effective date of paragraphs 10-20 of EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. We do not expect EITF Issue No. 03-01 to have any impact on our financial position, results of operations or cash flows.

5	Disposal of investment

In July 2005, we sold our equity investee, Quebec Cartier Mining Company (QCM) to Dofasco Inc. (Dofasco) for US$ 126. The accounting value of the investment had previously been completely written-off and therefore all proceeds were recorded as gain.

6	Income taxes

Income taxes in Brazil comprise federal income tax and social contribution, which is an additional federal tax. The statutory composite enacted tax rate applicable in the periods presented is 34% represented by a 25% federal income tax rate plus a 9% social contribution rate.

The amount reported as income tax expense in our condensed consolidated financial information is reconciled to the statutory rates as follows:

	Three-month			Nine months periods
	periods ended			ended September 30
	September	June 30,	September
	30, 2005	2005	30, 2004	2005	2004
Income before income taxes, equity results and minority interests	1,514	2,051	1,122	4,295	2,033

Federal income tax and social contribution expense at statutory enacted rates	(515)	(697)	(381)	(1,460)	(691)
Adjustments to derive effective tax rate:
Tax benefit on interest attributed to stockholders	50	131	50	235	149
Exempt foreign income (expenses)	143	82	143	271	178
Difference on tax basis of equity investees	(9)	(17)	(75)	(30)	(105)
Tax incentives	54	59	32	135	44
Valuation allowance reversal (provision)	—	—	19	—	71
Other non-taxable gains (losses)	3	5	(12)	25	1

Federal income tax and social contribution expense in consolidated statements of income	(274)	(437)	(224)	(824)	(353)

We have certain tax incentives relative to our iron ore and manganese operations in Carajás, potash in Sergipe and relative to alumina and aluminum in Barcarena. The incentives relative to iron ore and manganese comprise full income tax exemption on defined production levels up to 2005 and partial exemption up to 2013. The incentive relating to alumina and potash comprise full income tax exemption on defined production levels which expires in 2010 and 2013, respectively, while the partial exemption incentives relative to aluminum expire in 2013. An amount equal to the tax saving must be appropriated to a reserve account within stockholders’ equity and may not be distributed in the form of cash dividends.

7	Inventories

	September	December
	30, 2005	31, 2004
Finished products
Iron ore and pellets	316	205
Manganese and ferroalloys	94	156
Aluminum	28	54
Alumina	3	20
Kaolin	21	17
Others	39	11
Spare parts and maintenance supplies	632	386

	1,133	849

8	Investments in affiliated companies and joint ventures

	September 30, 2005				Investments		Equity Adjustments					Dividends received					Quoted
	Participation in						Three-month periods ended			Nine month periods		Three-month periods ended			Nine month periods		market value
	capital (%)		Net	Net income for	September	December	September	June 30,	September	ended September 30		September	June 30,	September	ended September 30		September
	voting	total	equity	the period	30, 2005	31, 2004	30, 2005	2005	30, 2004	2005	2004	30, 2005	2005	30, 2004	2005	2004	30, 2005
Ferrous
Companhia Nipo-Brasileira de Pelotização - NIBRASCO (2)	51.11	51.00	93	50	48	30	13	11	3	26	10	—	—	—	—	—	n/a
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS (2)	51.00	50.89	68	47	35	26	8	14	2	24	6	16	3	—	20	—	n/a
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	50.00	50.00	74	40	37	13	3	14	4	20	6	—	—	—	—	—	n/a
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO (2)	51.00	50.90	63	37	32	18	5	13	1	19	5	10	—	—	10	—	n/a
Gulf Industrial Investment Company — GIIC	50.00	50.00	127	98	63	45	14	23	4	49	10	20	11	—	31	7	n/a
SAMARCO Mineração S.A. — SAMARCO (3)	50.00	50.00	632	344	364	261	82	56	35	172	80	75	35	19	130	68	n/a
Minas da Serra Geral S.A. — MSG	50.00	50.00	44	(4)	22	18	2	(4)	—	(2)	(2)	—	—	—	—	—	n/a
Others	—	—	—	—	28	24	—	1	1	(1)	—	—	—	—	—	—	n/a

					629	435	127	128	50	307	115	121	49	19	191	75	n/a

Logistics
MRS Logística S.A	37.23	29.35	323	118	97	78	17	12	8	39	22	—	5	—	5	—	n/a
Others	—	—	—	—	—	1	—	—	—	—	—	—	—	—	—	—	n/a

					97	79	17	12	8	39	22	—	5	—	5	—	n/a

Holdings

Steel
Usinas Siderúrgicas de Minas Gerais S.A. - USIMINAS	22.99	11.46	2,197	1,178	252	140	36	57	18	135	52	29	34	—	63	13	545
Companhia Siderúrgica de Tubarão — CST (1)			—	—	—	—	—	—	9	—	87	—	—	—	—	—	n/a
California Steel Industries Inc. — CSI	50.00	50.00	307	31	154	149	(1)	5	23	15	37	8	—	—	28	2	n/a
SIDERAR (cost $15) - available for sale investments	4.85	4.85	—	—	179	110	—	—	—	—	—	—	—	—	—	—	179

					585	399	35	62	50	150	176	37	34	—	91	15	724

Aluminum and bauxite
Mineração Rio do Norte S.A. - MRN	40.00	40.00	404	122	162	171	17	17	16	49	41	—	30	—	58	41	n/a
Valesul Alumínio S.A. - VALESUL	54.51	54.51	117	4	64	55	(2)	1	4	2	11	—	8	—	8	9	n/a

					226	226	15	18	20	51	52	—	38	—	66	50	n/a

Coal
Henan Longyu Resources Co. Ltd(4)	—	—	—	—	86	—	—	—	—	—	—	—	—	—	—	—	n/a
Shandong Yankuang International Company Ltd(4)	—	—	—	—	11	10	—	—	—	—	—	—	—	—	—	—	n/a

					97	10	—	—	—	—	—	—	—	—	—	—	n/a

Other affiliates and joint ventures	—	—	—	—	10	10	—	—	(1)	—	(2)	—	—	—	—	—	n/a

					918	645	50	80	69	201	226	37	72	—	157	65	724

Total					1,644	1,159	194	220	127	547	363	158	126	19	353	140	724

(1)	During 2004 we sold our interest in CST;

(2)	We held a majority of the voting power of several entities that were accounted for under the equity method in accordance with EITF 96-16 due to veto rights held by minority under shareholders agreements;

(3)	Investment includes goodwill of US$45 in periods presented;

(4)	Preoperating investiments.

9	Pension costs

				Nine month periods
	Three month periods ended			ended September 30
	September	June 30,	September
	30, 2005	2005	30, 2004 (*)	2005	2004 (*)
Service cost — benefits earned during the period	1	1	1	2	2
Interest cost on projected benefit obligation	63	60	47	179	141
Expected return on assets	(80)	(75)	(53)	(224)	(159)
Amortization of initial transitory obligation	3	2	2	8	6
Net deferral	(3)	(4)	(6)	(11)	(18)

Net periodic pension cost	(16)	(16)	(9)	(46)	(28)

(*)	Based on 2004 annual periodic pension cost.
In addition to benefits provided under the Pension Plan, accruals have been made relative to supplementary health care benefits extended in previous periods as part of early-retirement programs. Such accruals included in long-term liabilities totaled US$257 and US$215, at September 30, 2005 and December 31, 2004, respectively, plus US$30 and US$34, respectively, in current liabilities — others.

The cost recognized for the three-month ended September 30, 2005, June 30, 2005, and September 30, 2004 relative to the defined contribution element of the New Plan was US$2, in each period.

We previously disclosed in our consolidated financial statements for the year ended December 31, 2004, that we expected to contribute US$16 to our defined benefit pension plan in 2005. As of September 30, 2005, we had contributed US$15. We do not expect any material change in our previous estimate.

10	Commitments and contingencies

(a)	At September 30, 2005, we had extended guarantees for borrowings obtained by affiliates and joint ventures in the amount of US$6, as follows:

	Amount of	Denominated		Final	Counter
Affiliate or Joint Venture	guarantee	currency	Purpose	maturity	guarantees
SAMARCO	5	US$	Debt guarantee	2008	None
VALESUL	1	R$	Debt guarantee	2007	None

	6

We expect no losses to arise as a result of the above guarantees. We charge a commission for extending these guarantees in the case of Samarco.

We have not provided any significant guarantees since January 1, 2003 which would require fair value adjustments under FIN 45 — “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”.

(b)	We and our subsidiaries are defendants in numerous legal actions in the normal course of business. Based on the advice of our legal counsel, management believes that the provision made against contingent losses is sufficient to cover probable losses in connection with such actions.

The provision for contingencies and the related judicial deposits are composed as follows:

	September 30, 2005		December 31, 2004
	Provision for	Judicial	Provision for	Judicial
	contingencies	deposits	contingencies	deposits
Labor claims	263	145	221	109
Civil claims	237	101	185	72
Tax — related actions	879	440	473	341
Others	26	4	35	9

	1,405	690	914	531

Labor — related actions principally comprise employee claims for (i) payment of time spent travelling from their residences to the work-place, (ii) health and safety premium claims and (iii) various other matters, often in connection with disputes over indemnities paid upon dismissal.

Civil actions principally relate to claims made against us by contractors in connection with losses alleged to have been incurred by them as a result of various past government economic plans during which full indexation of contracts for inflation was not permitted.

Tax — related actions principally comprise our challenges of certain income tax, revenue taxes, Value Added Tax and of the tax on checking account transaction — CPMF.

We continue to vigorously pursue our interests in all the above actions but recognize that losses are probable for which we have made provisions.

Our judicial deposits are made as required by the courts to enable us to enter or continue a legal action. When judgment is favorable to us, we receive the deposits back; when unfavorable, the deposits are released to the prevailing party.

Contingencies settled in the three-month periods ended September 30, 2005, June 30, 2005 and September 30, 2004 aggregated US$86, US$56 and US$14, respectively, and additional provisions aggregated US$96, US$44 and US$39, respectively.

In addition to the contingencies for which we have made provisions, we have possible losses in connection with tax contingencies totaling US$725 at September 30, 2005, for which, no provision is maintained.

(c)	We and BNDES entered into a contract, known as the Mineral Risk Contract, in March 1997, relating to prospecting authorizations for mining regions where drilling and exploration are still in their early stages. The Mineral Risk Contract provides for the joint development of certain unexplored mineral deposits in approximately two million identified hectares of land in the Carajás region, as well as proportional participation in any financial benefits earned from the development of such resources. Iron ore and manganese deposits already identified and subject to development are specifically excluded from the Mineral Risk Contract.

Pursuant to the Mineral Risk Contract, we and BNDES each agreed to provide US$205, which represents half of the US$410 in expenditures estimated as necessary to complete geological exploration and mineral resource development projects in the region. We will oversee these projects and BNDES will advance us half of our costs on a quarterly basis. Under the Mineral Risk Contract, as of September 30, 2005, the remaining contributions towards exploration and development activities totaled US$34. In the event that either of us wishes to conduct further exploration and development after having spent such US$205, the contract provides that each party may either choose to match the other party’s contributions, or may choose to have its financial interest proportionally diluted. If a party’s participation in the project is diluted to an amount lower than 40% of the amount invested in connection with exploration and development projects, then the Mineral Risk Contract provides that the diluted party will lose all the rights and benefits provided for in the Mineral Risk Contract and any amounts previously contributed to the project.

Under the Mineral Risk Contract, BNDES has agreed to compensate us through a finder’s fee production royalty on their share of mineral resources that are discovered and placed into production. This finder’s fee is equal to 3.5% of the revenues derived from the sale of gold, silver and platinum group metals and 1.5% of the revenues derived from the sale of other minerals, including copper, except for gold and other minerals discovered at Serra Leste, for which the finder’s fee is equal to 6.5% of revenues.

(d)	At the time of our privatization in 1997, we issued shareholder revenue interests known in Brazil as “debentures” to our then-existing shareholders, including the Brazilian Government. The terms of the “debentures”, were set to ensure that our pre-privatization shareholders, including the Brazilian Government, would participate alongside us in potential future financial benefits that we are able to derive from exploiting our mineral resources.

On September 27, 2005 we declared a distribution on these “debentures” in the amount of US$2, paid as from October 3, 2005.

(e)	We use various judgments and assumptions when measuring our environmental liabilities and asset retirement obligations. Changes in circumstances, law or technology may affect our estimates and we periodically review the amounts accrued and adjust them as necessary. Our accruals do not reflect unasserted claims because we are currently not aware of any such issues. Also the amounts provided are not reduced by any potential recoveries under cost sharing, insurance or indemnification arrangements because such recoveries are considered uncertain. The changes are demonstrated as follows:

	Three-month periods ended			Nine month periods
	(unaudited)			ended September 30
	September	June 30,	September
	30, 2005	2005	30, 2004	2005	2004
Environmental liabilities beginning of period	159	137	82	134	81
Accretion expense	—	10	3	14	9
Liabilities settled in the current period	(2)	(4)	—	(6)	—
Cumulative translation adjustment	9	16	6	24	1

Environmental liabilities end of period	166	159	91	166	91

11	Segment and geographical information

In 1999 we adopted SFAS 131 “Disclosures about Segments of an Enterprise and Related Information” with respect to the information we present about our operating segments. SFAS 131 introduced a “management approach” concept for reporting segment information, whereby such information is required to be reported on the basis that the chief decision-maker uses internally for evaluating segment performance and deciding how to allocate resources to segments. Our business segments are currently organized as follows:

Ferrous products — comprises iron ore mining and pellet production, as well as the Northern and Southern transportation systems, including railroads, ports and terminals, as they pertain to mining operations. Manganese mining and ferroalloys are also included in this segment.

Non-ferrous products — comprises the production of non-ferrous minerals, including potash, kaolin, copper and research of others minerals, mainly nickel.

Logistics — comprises our transportation systems as they pertain to the operation of our ships, ports and railroads for third-party cargos.
Holdings — divided into the following sub-groups:
•	Aluminum — comprises aluminum trading activities, alumina refining and aluminum metal smelting and investments in joint ventures and affiliates engaged in bauxite mining.

•	Steel — comprises our investments in joint ventures and affiliates operating in the steel industry.

•	Others — comprises our investments in joint ventures and affiliates engaged in other business.

Consolidated net income and principal assets are reconciled as follows:
Results by segment — before eliminations (Unaudited)

As of and for the three-month periods ended
September 30, 2005								June 30, 2005							September 30, 2004
		Non							Non							Non
	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated
Gross revenues — Export	3,387	166	17	432	—	(1,398)	2,604	3,539	206	17	422	—	(1,476)	2,708	2,041	150	24	419	—	(968)	1,666
Gross revenues — Domestic	586	70	353	87	—	(90)	1,006	679	42	318	81	—	(107)	1,013	376	55	234	53	—	(97)	621
Cost and expenses	(2,572)	(219)	(256)	(408)	(67)	1,488	(2,034)	(2,580)	(203)	(210)	(392)	(12)	1,583	(1,814)	(1,711)	(172)	(158)	(320)	—	1,065	(1,296)
Depreciation, depletion and amortization	(130)	(14)	(9)	(18)	—	—	(171)	(97)	(17)	(10)	(12)	—	—	(136)	(72)	(12)	(9)	(9)	—	—	(102)
Pension plan	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(3)	—	—	—	—	—	(3)

Operating income (loss)	1,271	3	105	93	(67)	—	1,405	1,541	28	115	99	(12)	—	1,771	631	21	91	143	—	—	886

Financial income	159	—	7	2	7	(139)	36	78	—	11	3	1	(66)	27	39	—	5	6	1	(40)	11
Financial expenses	(268)	1	(14)	(75)	1	139	(216)	(159)	(4)	(4)	50	—	66	(51)	(150)	—	(4)	(52)	—	40	(166)
Foreign exchange and monetary gains (losses), net	126	1	(9)	46	(1)	—	163	201	3	(7)	107	—	—	304	22	3	6	46	—	—	77
Gain on sale of investments	—	—	—	—	126	—	126	—	—	—	—	—	—	—	—	—	—	—	314	—	314
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	127	—	17	15	35	—	194	128	—	12	18	62	—	220	50	—	8	20	49	—	127
Income taxes	(248)	2	(5)	(22)	(1)	—	(274)	(390)	(1)	(5)	(40)	(1)	—	(437)	(197)	—	(3)	(23)	(1)	—	(224)
Minority interests	(104)	—	(1)	(12)	—	—	(117)	(105)	—	—	(99)	—	—	(204)	(39)	(2)	—	(41)	—	—	(82)

Net income	1,063	7	100	47	100	—	1,317	1,294	26	122	138	50	—	1,630	356	22	103	99	363	—	943

Sales classified by geographic destination:
Export market
America, except United States	413	—	10	66	—	(286)	203	334	—	11	81	—	(144)	282	198	—	13	29	—	(102)	138
United States	56	3	—	43	—	(17)	85	166	—	—	42	—	(89)	119	132	—	9	64	—	(87)	118
Europe	1,303	82	7	205	—	(582)	1,015	1,518	125	6	185	—	(685)	1,149	871	80	2	205	—	(459)	699
Middle East/Africa/Oceania	155	20	—	9	—	24	208	277	34	—	—	—	(75)	236	132	63	—	—	—	(48)	147
Japan	345	20	—	97	—	(120)	342	353	6	—	98	—	(133)	324	164	2	—	81	—	(47)	200
China	858	17	—	12	—	(319)	568	641	10	—	—	—	(220)	431	401	—	—	40	—	(164)	277
Asia, other than Japan and China	257	24	—	—	—	(98)	183	250	31	—	16	—	(130)	167	143	5	—	—	—	(61)	87

	3,387	166	17	432	—	(1,398)	2,604	3,539	206	17	422	—	(1,476)	2,708	2,041	150	24	419	—	(968)	1,666
Domestic market	586	70	353	87	—	(90)	1,006	679	42	318	81	—	(107)	1,013	376	55	234	53	—	(97)	621

	3,973	236	370	519	—	(1,488)	3,610	4,218	248	335	503	—	(1,583)	3,721	2,417	205	258	472	—	(1,065)	2,287

Assets:

Property, plant and equipment, net	8,857	1,595	947	1,862	114	—	13,375	7,511	1,478	827	1,572	126	—	11,514	5,050	1,147	577	952	1	—	7,727
Additions to Property, plant and equipment	953	35	79	202	33	—	1,302	525	46	52	153	1	—	777	131	40	114	63	—	—	348
Investments in affiliated companies and joint ventures and other investments, net of provision for losses	629	—	97	226	692	—	1,644	597	—	75	207	629	—	1,508	387	—	70	219	377	—	1,053

Capital employed	7,441	1,167	989	1,117	16	—	10,730	6,468	1,001	827	1,079	22	—	9,397	4,557	913	565	819	31	—	6,885

Operating income by product — after eliminations (unaudited)

																				As of and for the three-month periods ended
	September 30, 2005									June 30, 2005									September 30, 2004
	Revenues			Value				Depreciation,		Revenues			Value				Depreciation,		Revenues			Value				Depreciation,
				added	Net	Cost and		depletion and	Operating				added	Net	Cost and		depletion and	Operating				added	Net	Cost and		depletion and	Operating
	Export	Domestic	Total	tax	revenues	expenses	Net	amortization	income	Export	Domestic	Total	tax	revenues	expenses	Net	amortization	income	Export	Domestic	Total	tax	revenues	expenses	Net	amortization	income
Ferrous
Iron ore	1,649	416	2,065	(66)	1,999	(693)	1,306	(120)	1,186	1,694	472	2,166	(81)	2,085	(668)	1,417	(87)	1,330	880	213	1,093	(34)	1,059	(463)	596	(67)	529
Pellets	438	91	529	(22)	507	(347)	160	(7)	153	462	107	569	(27)	542	(333)	209	(4)	205	229	64	293	(12)	281	(239)	42	(2)	40
Manganese	14	6	20	(2)	18	(25)	(7)	(1)	(8)	14	5	19	(1)	18	(14)	4	—	4	16	4	20	(2)	18	(17)	1	—	1
Ferroalloys	61	31	92	(9)	83	(87)	(4)	(5)	(9)	98	56	154	(14)	140	(96)	44	(5)	39	113	60	173	(15)	158	(43)	115	(3)	112

	2,162	544	2,706	(99)	2,607	(1,152)	1,455	(133)	1,322	2,268	640	2,908	(123)	2,785	(1,111)	1,674	(96)	1,578	1,238	341	1,579	(63)	1,516	(762)	754	(72)	682
Non ferrous
Potash	—	47	47	(4)	43	(32)	11	(1)	10	—	31	31	(2)	29	(15)	14	(2)	12	—	35	35	(5)	30	(16)	14	(1)	13
Kaolin	36	6	42	(2)	40	(56)	(16)	(3)	(19)	38	7	45	(1)	44	(38)	6	(6)	—	36	5	41	(1)	40	(23)	17	(4)	13
Copper	75	17	92	(1)	91	(59)	32	(9)	23	89	4	93	(1)	92	(44)	48	(9)	39	56	14	70	(3)	67	(40)	27	(7)	20

	111	70	181	(7)	174	(147)	27	(13)	14	127	42	169	(4)	165	(97)	68	(17)	51	92	54	146	(9)	137	(79)	58	(12)	46
Aluminum
Alumina	116	30	146	(4)	142	(130)	12	(7)	5	94	16	110	(11)	99	(95)	4	(6)	(2)	127	3	130	(4)	126	(102)	24	(5)	19
Aluminum	191	11	202	(2)	200	(105)	95	(11)	84	194	10	204	(1)	203	(93)	110	(6)	104	172	8	180	(1)	179	(54)	125	(4)	121
Bauxite	10	—	10	—	10	(10)	—	—	—	13	—	13	—	13	(12)	1	—	1	17	—	17	—	17	(14)	3	—	3

	317	41	358	(6)	352	(245)	107	(18)	89	301	26	327	(12)	315	(200)	115	(12)	103	316	11	327	(5)	322	(170)	152	(9)	143
Logistics
Railroads	—	267	267	(38)	229	(161)	68	(5)	63	—	232	232	(37)	195	(124)	71	(9)	62	—	164	164	(27)	137	(88)	49	(9)	40
Ports	—	67	67	(6)	61	(32)	29	(2)	27	—	60	60	(10)	50	(33)	17	—	17	—	43	43	(8)	35	(20)	15	(1)	14
Ships	14	11	25	(3)	22	(26)	(4)	—	(4)	12	12	24	(2)	22	(19)	3	(2)	1	16	9	25	(2)	23	(25)	(2)	1	(1)

	14	345	359	(47)	312	(219)	93	(7)	86	12	304	316	(49)	267	(176)	91	(11)	80	16	216	232	(37)	195	(133)	62	(9)	53
Others	—	6	6	(6)	—	(106)	(106)	—	(106)	—	1	1	3	4	(45)	(41)	—	(41)	4	(1)	3	—	3	(41)	(38)	—	(38)

	2,604	1,006	3,610	(165)	3,445	(1,869)	1,576	(171)	1,405	2,708	1,013	3,721	(185)	3,536	(1,629)	1,907	(136)	1,771	1,666	621	2,287	(114)	2,173	(1,185)	988	(102)	886

Results by segment — before eliminations (Unaudited)

											Nine month periods ended September 30,
	2005							2004
		Non							Non
	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated
Gross revenues — Export	8,985	525	54	1,299	—	(3,875)	6,988	5,478	265	65	1,180	—	(2,626)	4,362
Gross revenues — Domestic	1,651	161	899	261	—	(301)	2,671	1,027	118	637	159	—	(252)	1,689
Cost and expenses	(6,944)	(584)	(624)	(1,197)	(79)	4,176	(5,252)	(4,674)	(314)	(428)	(932)	—	2,878	(3,470)
Depreciation, depletion and amortization	(324)	(44)	(28)	(40)	—	—	(436)	(207)	(24)	(24)	(25)	—	—	(280)

Operating (loss) income	3,368	58	301	323	(79)	—	3,971	1,624	45	250	382	—	—	2,301
Financial income	306	1	26	7	8	(256)	92	146	—	11	9	2	(127)	41
Financial expenses	(556)	(4)	(21)	(35)	1	256	(359)	(405)	(3)	(13)	(119)	—	127	(413)
Foreign exchange and monetary gains (losses), net	322	7	(16)	153	(1)	—	465	(212)	1	—	(2)	3	—	(210)
Gain on sale of investments	—	—	—	—	126	—	126	—	—	—	—	314	—	314
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	307	—	39	51	150	—	547	115	—	22	52	174	—	363
Income taxes	(705)	(1)	(15)	(101)	(2)	—	(824)	(338)	(4)	(6)	(1)	(4)	—	(353)
Minority interests	(233)	—	(1)	(139)	—	—	(373)	(84)	(2)	—	(105)	—	—	(191)

Net income	2,809	61	313	259	203	—	3,645	846	37	264	216	489	—	1,852

Sales classified by geographic destination:
Export market
America, except United States	963	—	32	253	—	(575)	673	528	—	46	140	—	(303)	411
United States	348	3	3	163	—	(215)	302	360	—	9	109	—	(223)	255
Europe	3,645	257	19	522	—	(1,626)	2,817	2,387	170	10	566	—	(1,206)	1,927
Middle East/Africa/Oceania	556	92	—	15	—	(102)	561	308	64	—	—	—	(93)	279
Japan	890	32	—	292	—	(332)	882	501	14	—	266	—	(213)	568
China	1,898	55	—	38	—	(713)	1,278	939	9	—	99	—	(396)	651
Asia, other than Japan and China	685	86	—	16	—	(312)	475	455	8	—	—	—	(192)	271

	8,985	525	54	1,299	—	(3,875)	6,988	5,478	265	65	1,180	—	(2,626)	4,362
Domestic market	1,651	161	899	261	—	(301)	2,671	1,027	118	637	159	—	(252)	1,689

	10,636	686	953	1,560	—	(4,176)	9,659	6,505	383	702	1,339	—	(2,878)	6,051

Assets:

Property, plant and equipment, net	8,857	1,595	947	1,862	114	—	13,375	5,050	1,147	577	952	1	—	7,727
Additions to Property, plant and equipment	1,959	110	173	464	34	—	2,740	453	173	399	120	—	—	1,145
Investments in affiliated companies and joint ventures and other investments, net of provision for losses	629	—	97	226	692	—	1,644	387	—	70	219	377	—	1,053

Capital employed	7,441	1,167	989	1,117	16	—	10,730	4,557	913	565	819	31	—	6,885

Operating income by product — after eliminations (unaudited)

															Nine month periods ended September 30,
									2005									2004
	Revenues										Revenues
				Value				Depreciation,					Value				Depreciation,
				added	Net	Cost and		depletion and	Operating				added	Net	Cost and		depletion and	Operating
	Export	Domestic	Total	tax	revenues	expenses	Net	amortization	income	Export	Domestic	Total	tax	revenues	expenses	Net	amortization	income
Ferrous
Iron ore	4,208	1,113	5,321	(177)	5,144	(1,890)	3,254	(291)	2,963	2,264	598	2,862	(95)	2,767	(1,242)	1,525	(192)	1,333
Pellets	1,167	272	1,439	(60)	1,379	(917)	462	(14)	448	663	184	847	(31)	816	(618)	198	(5)	193
Manganese	44	15	59	(5)	54	(48)	6	(1)	5	30	10	40	(5)	35	(31)	4	—	4
Ferroalloys	261	138	399	(37)	362	(265)	97	(13)	84	307	141	448	(36)	412	(201)	211	(10)	201

	5,680	1,538	7,218	(279)	6,939	(3,120)	3,819	(319)	3,500	3,264	933	4,197	(167)	4,030	(2,092)	1,938	(207)	1,731

Non ferrous
Potash	—	108	108	(9)	99	(61)	38	(5)	33	—	89	89	(14)	75	(38)	37	(4)	33
Kaolin	108	18	126	(5)	121	(114)	7	(19)	(12)	104	15	119	(4)	115	(66)	49	(11)	38
Copper	225	35	260	(5)	255	(143)	112	(26)	86	80	14	94	(3)	91	(44)	47	(9)	38

	333	161	494	(19)	475	(318)	157	(50)	107	184	118	302	(21)	281	(148)	133	(24)	109

Aluminum
Alumina	324	68	392	(23)	369	(323)	46	(19)	27	308	9	317	(13)	304	(258)	46	(14)	32
Aluminum	576	30	606	(4)	602	(288)	314	(21)	293	519	20	539	(2)	537	(175)	362	(11)	351
Bauxite	33	—	33	—	33	(31)	2	—	2	40	—	40	—	40	(35)	5	—	5

	933	98	1,031	(27)	1,004	(642)	362	(40)	322	867	29	896	(15)	881	(468)	413	(25)	388
Logistics
Railroads	—	658	658	(102)	556	(376)	180	(22)	158	—	450	450	(71)	379	(235)	144	(21)	123
Ports	—	173	173	(25)	148	(91)	57	(3)	54	—	126	126	(21)	105	(64)	41	(3)	38
Ships	41	35	76	(7)	69	(70)	(1)	(2)	(3)	37	30	67	(5)	62	(77)	(15)	—	(15)

	41	866	907	(134)	773	(537)	236	(27)	209	37	606	643	(97)	546	(376)	170	(24)	146
Others	1	8	9	(6)	3	(170)	(167)	—	(167)	10	3	13	(2)	11	(84)	(73)	—	(73)

	6,988	2,671	9,659	(465)	9,194	(4,787)	4,407	(436)	3,971	4,362	1,689	6,051	(302)	5,749	(3,168)	2,581	(280)	2,301

12      Derivative financial instruments
Volatility of interest rates, exchange rates and commodity prices are the main market risks to which we are exposed — all three are managed through derivative instruments. These have the exclusive aim of reducing exposure to risk. We do not use derivatives for speculation purposes.
We monitor and evaluate our derivative positions on a regular basis and adjust our strategy in response to market conditions. We also periodically review the credit limits and credit worthiness of our counter-parties in these transactions. In view of the policies and practices established for operations with derivatives, management considers the occurrence of non-measurable risk situations as unlikely.
The asset (liability) balances and the change in fair value of derivative financial instruments are as follows (the quarterly information is unaudited):

	Interest
	rates
	(LIBOR)	Currencies	Gold	Alumina	Aluminum	Total
Unrealized gains (losses) at july 1, 2005	(9)	2	(30)	(22)	(54)	(113)
Financial settlement	—	(1)	3	7	7	16
Unrealized gains (losses) in the period	2	—	(8)	(13)	(47)	(66)
Effect of exchange rate changes	—	—	(2)	(2)	(5)	(9)

Unrealized gains (losses) at September 30, 2005	(7)	1	(37)	(30)	(99)	(172)

Unrealized gains (losses) at April 1, 2005	(12)	3	(31)	(50)	(113)	(203)
Financial settlement	4	—	2	9	9	24
Unrealized gains (losses) in the period	—	(1)	3	24	59	85
Effect of exchange rate changes	(1)	—	(4)	(5)	(9)	(19)

Unrealized gains (losses) at June 30, 2005	(9)	2	(30)	(22)	(54)	(113)

Unrealized gains (losses) at July 1, 2004	(25)	(30)	1	(30)	(37)	(121)
Financial settlement	—	3	—	—	—	3
Unrealized gains (losses) in the period	(5)	(1)	—	(5)	(25)	(36)
Effect of exchange rate changes	(2)	(3)	—	(2)	(3)	(10)

Unrealized gains (losses) at September 30, 2004	(32)	(31)	1	(37)	(65)	(164)

Unrealized gains (losses) at January 1, 2005	(17)	4	(37)	(55)	(127)	(232)
Financial settlement	8	(1)	7	23	26	63
Unrealized gains (losses) in the period	4	(2)	(2)	8	16	24
Effect of exchange rate changes	(2)	—	(5)	(6)	(14)	(27)

Unrealized gains (losses) at September 30, 2005	(7)	1	(37)	(30)	(99)	(172)

Unrealized gains (losses) at January 1, 2004	(32)	(46)	5	(18)	—	(91)
Initial consolidation of Albras	—	—	—	—	(20)	(20)
Financial settlement	1	17	(2)	—	—	16
Unrealized gains (losses) in the period	(1)	(2)	(2)	(19)	(44)	(68)
Effect of exchange rate changes	—	—	—	—	(1)	(1)

Unrealized gains (losses) at September 30, 2004	(32)	(31)	1	(37)	(65)	(164)

Unrealized gains (losses) in the period are included in our statement of income under the caption of financial expenses and foreign exchange on liabilities.

Final maturity dates for the above instruments are as follows:

Interest rates (LIBOR)	October 2007
Currencies	December 2011
Gold	December 2008
Alumina	December 2008
Aluminum	December 2008
13 Subsequent events
(a)	On October 26, 2005, we issued notes of US$ 300 due 2034, bearing interest of 7.65% per year in the same form as the US$ 500, 8.25% guaranteed notes issued on January 15, 2004.
(b)	On October 14, 2005, we approved the payment of the second installment of the 2005 minimum dividend to stockholders of US$ 500 as well as an additional dividend of US$ 300. The total payment of US$ 800, equivalent to US$ 0.69 per outstanding share was paid on October 31, 2005. The value correspondig to US$ 0.30 per common or preferred share outstanding was paid in the form of interest attributed to stockholders and the remaining US$ 0.39 per share in from of dividends.
* * *

Supplemental Financial Information
The following unaudited information provides additional details in relation to certain financial ratios.
EBITDA — Earnings Before Interest, Income Tax, Depreciation and Amortization
(a)	EBITDA represents operating income plus depreciation, amortization and depletion plus impairment/gain on sale of property, plant and equipment plus dividends received from equity investees.

(b)	EBITDA is not a US GAAP measure and does not represent cash flow for the periods presented and should not be considered as an alternative to net income (loss), as an indicator of our operating performance or as an alternative to cash flow as a source of liquidity.

(c)	Our definition of EBITDA may not be comparable with EBITDA as defined by other companies.

(d)	Although EBITDA, as defined above, does not provide a US GAAP measure of operating cash flows, we use it to measure our operating performance and it is commonly used by financial analysts in evaluating our business.
Selected financial indicators for the main affiliates and joint ventures are available on the Company’s website, www.cvrd.com.br, under “investor relations”

CVRD’s Consolidated Debt Indices (Additional information — Unaudited)

		As of and for the		As of and for the six-month
		three-month periods ended			periods ended
	September	June 30,	September	September	September
	30, 2005	2005	30, 2004	30, 2005	30, 2004
Current debt
Current portion of long-term debt — unrelated parties	688	685	719	688	719
Short-term debt	171	346	201	171	201
Loans from related parties	51	50	62	51	62

	910	1,081	982	910	982

Long-term debt
Long-term debt — unrelated parties	3,031	3,072	3,434	3,031	3,434
Loans from related parties	1	15	2	1	2

	3,032	3,087	3,436	3,032	3,436

Gross debt (current plus long-term debt)	3,942	4,168	4,418	3,942	4,418

Interest paid over:
Short-term debt	(1)	—	—	(1)	(2)
Long-term debt	(71)	(35)	(82)	(188)	(213)

Interest paid	(72)	(35)	(82)	(189)	(215)

EBITDA	1,734	2,033	1,007	4,760	2,721
Stockholders’ equity	12,205	10,249	6,480	12,205	6,480
EBITDA / LTM Interest paid	21.03	17.73	13.00	21.03	13.00
Gross Debt / LTM EBITDA	0.68	0.83	1.34	0.68	1.34
Gross debt / Equity Capitalization (%)	24	29	41	24	41

Financial expenses
Third party — local debt	(17)	(15)	(12)	(42)	(37)
Third party — foreign debt	(52)	(42)	(49)	(132)	(159)
Related party debt	2	(4)	(3)	(4)	(10)

Gross interest	(67)	(61)	(64)	(178)	(206)
Labor and civil claims and tax-related actions	(27)	(13)	(11)	(51)	(26)
Tax on financial transactions — CPMF	(15)	(16)	(9)	(40)	(27)
Derivatives (Interest rate / Currencies)	2	(3)	(1)	1	(4)
Derivatives (gold / alumina / aluminum)	(66)	59	(35)	(4)	(64)
Others	(43)	(17)	(45)	(87)	(86)

	(216)	(51)	(165)	(359)	(413)

Financial income
Cash and cash equivalents	27	19	9	60	28
Others	9	8	1	32	13

	36	27	10	92	41

Financial expenses, net	(180)	(24)	(155)	(267)	(372)

Foreign exchange and monetary gain (losses) on liabilities(1)	319	537	242	825	(186)
Foreign exchange and monetary gain (losses) on assets	(156)	(233)	(165)	(360)	(24)

Foreign exchange and monetary gain (losses), net	163	304	77	465	(210)

Financial result, net	(17)	280	(78)	198	(582)

(1)	Includes foreign exchange gain(loss) on derivatives in the amount of US$ (2), US$ 29 , US$ 0 , US$ 27 and US$ 0 for the three-month periods ended September 30, 2005, June 30,2005 and September 30 2004 and for the nine months periods ended September 30, 2005 and September 30, 2004, respectively.

Calculation of EBITDA (Additional information — Unaudited)

		As of and for the		As of and for the nine
		three-month periods ended		month periods ended
	September	June 30,	September	September	September
	30, 2005	2005	30, 2004	30, 2005	30, 2004
Operating income	1,405	1,771	886	3,971	2,301
Depreciation	171	136	102	436	280

	1,576	1,907	988	4,407	2,581
Dividends received	158	126	19	353	140

EBITDA	1,734	2,033	1,007	4,760	2,721

Net operating revenues	3,445	3,536	2,173	9,194	5,749
Margin EBITDA	50.3%	57.5%	46.3%	51.8%	47.3%
Adjusted EBITDA x Operating Cash Flows (Additional information — Unaudited)

			As of and for the three-month periods ended					As of and for the nine month periods ended
	September 30, 2005		June 30, 2005		September 30, 2004		September 30, 2005		September 30, 2004
								Operating
		Operating		Operating		Operating		cash		Operating
	EBITDA	cash flows	EBITDA	cash flows	EBITDA	cash flows	EBITDA	flows	EBITDA	cash flows
Net income	1,317	1,317	1,630	1,630	943	943	3,645	3,645	1,852	1,852
Income tax	102	102	107	107	(61)	(61)	162	162	(70)	(70)
Income tax cash	172	—	330	—	285	—	662	—	423	—
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	(194)	(194)	(220)	(220)	(127)	(127)	(547)	(547)	(363)	(363)
Foreign exchange and monetary gains(losses)	(163)	(201)	(304)	(298)	(77)	(118)	(465)	(472)	210	218
Financial (income)/expenses, net	180	12	24	38	155	42	267	48	372	55
Minority interests	117	117	204	204	82	82	373	373	191	191
Gain on sale of investments	(126)	(126)	—	—	(314)	(314)	(126)	(126)	(314)	(314)
Net working capital	—	354	—	(153)	—	436	—	(140)	—	271
Net unrealized derivative losses(gains)	—	65	—	(85)	—	36	—	(25)	—	68
Others	—	13	—	(59)	—	67	—	(62)	—	76

Operating income	1,405	1,459	1,771	1,164	886	986	3,971	2,856	2,301	1,984

Depreciation, depletion and amortization	171	171	136	136	102	102	436	436	280	280
Dividends received	158	158	126	126	19	19	353	353	140	140

	1,734	1,788	2,033	1,426	1,007	1,107	4,760	3,645	2,721	2,404

Operating cash flows		1,788		1,426		1,107		3,645		2,404

Income tax cash		172		330		285		662		423
Foreign exchange and monetary gains(losses)		37		(6)		41		6		(8)
Financial (income)/expenses, net		169		(14)		113		220		317
Net working capital		(354)		153		(436)		140		(271)
Others		(78)		144		(103)		87		(144)

EBITDA		1,734		2,033		1,007		4,760		2,721

Board of Directors, Fiscal Council and Executive Officers

Board of Directors	Fiscal Council

Sérgio Ricardo Silva Rosa	José Bernardo de Medeiros Neto
Chairman
Marcelo Amaral Moraes
Arlindo Magno de Oliveira
Aníbal Moreira dos Santos
Eduardo Fernando Jardim Pinto
Joaquim Vieira Ferreira Levy
Erik Persson

Francisco Augusto da Costa e Silva

Jaques Wagner
Executive Officers
Hiroshi Tada
Roger Agnelli
Mário da Silveira Teixeira Júnior	Chief Executive Officer

Oscar Augusto de Camargo Filho	Murilo Pinto de Oliveira Ferreira
Executive Officer for Equity Holdings and
Renato da Cruz Gomes	Business Development

Jorge Luiz Pacheco	José Carlos Martins
Executive Officer for Ferrous Minerals

Advisory Committees of the Board of Directors	Carla Grasso
Executive Officer for Human Resources and
Accounting Committee	Corporate Services
Antonio José de Figueiredo Ferreira
Inácio Clemente da Silva	José Lancaster
Paulo Roberto Ferreira de Medeiros	Executive Officer for Non-Ferrous Minerals

Fábio de Oliveira Barbosa
Executive Development Committee	Chief Financial Officer
Arlindo Magno de Oliveira
João Moisés de Oliveira	Gabriel Stoliar
Olga Nietta Loffredi	Executive Officer for Planning
Oscar Augusto de Camargo Filho

Guilherme Rodolfo Laager
Executive Officer for Logistics
Strategic Committee
Roger Agnelli
Gabriel Stoliar
Cézar Manoel de Medeiros
José Roberto Mendonça de Barros
Luciano Coutinho	Otto de Souza Marques Junior

Finance Committee	Chief Officer of Control Department
Roger Agnelli
Fábio de Oliveira Barbosa
Rômulo de Mello Dias	Marcus Vinícius Dias Severini
Wanderlei Viçoso Fagundes	Chief Accountant
Ivan Luiz Modesto Schara	CRC-RJ 093892/O-3

Governance and Ethics Committee
Renato da Cruz Gomes
Ricardo Simonsen
Ricardo Carvalho Giambroni

Equity Investee Information – 09/30/2005
Aluminum Area – Valesul (Additional information — Unaudited)

						2005					2004
Information		As of and for the three-months ended					As of and for the three-months ended
		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total

Quantity sold — external market	MT (thousand)	12	12	8		32	15	15	12	12	54
Quantity sold — internal market	MT (thousand)	11	12	12		35	10	10	12	12	44
Quantity sold — total	MT (thousand)	23	24	20		67	25	25	24	24	98

Average sales price — external market	US$	1,927.69	2,030.87	1,999.47		1,984.33	1,676.30	1,802.97	1,782.17	1,846.29	1,772.79
Average sales price — internal market	US$	2,578.41	2,674.31	2,565.35		2,606.81	2,240.26	2,214.30	2,330.97	2,435.48	2,312.34
Average sales price — total	US$	2,494.08	2,216.68	2,339.00		2,348.42	1,903.80	1,969.71	2,063.19	2,137.55	2,016.89

Long-term indebtedness, gross	US$	—	—	—		—	1	—	—	—	—
Short-term indebtedness, gross	US$	1	—	—		—	1	1	1	—	—

Total indebtedness, gross	US$	1	—	—		—	2	1	1	—	—

Stockholders’ equity	US$	106	114	117		117	92	80	94	101	101

Net operating revenues	US$	48	50	46		144	44	48	46	47	185
Cost of products	US$	(41)	(46)	(47)		(134)	(35)	(37)	(38)	(37)	(147)
Other expenses / revenues	US$	—	1	—		1	(1)	(2)	(1)	(1)	(5)
Depreciation, amortization and depletion	US$	1	1	(1)		1	1	1	2	1	5

EBITDA	US$	8	6	(2)		12	9	10	9	10	38
Depreciation, amortization and depletion	US$	(1)	(1)	1		(1)	(1)	(1)	(2)	(1)	(5)

EBIT	US$	7	5	(1)		11	8	9	7	9	33
Net financial result	US$	1	(1)	—		—	—	—	1	1	2

Income before income tax and social contribution	US$	8	4	(1)		11	8	9	8	10	35
Income tax and social contribution	US$	(3)	(2)	(2)		(7)	(2)	(2)	(2)	(3)	(9)

Net income	US$	5	2	(3)		4	6	7	6	7	26

Aluminum Area – MRN (Additional information — Unaudited)

						2005					2004
Information		As of and for the three-months ended					As of and for the three-months ended
		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total

Quantity sold — external market	MT (thousand)	1,426	1,461	1,433		4,320	1,106	1,157	1,699	1,715	5,677
Quantity sold — internal market	MT (thousand)	2,431	2,972	3,165		8,568	2,198	2,834	2,728	3,016	10,776

Quantity sold — total	MT (thousand)	3,857	4,433	4,598	—	12,888	3,304	3,991	4,427	4,731	16,453

Average sales price — external market	US$	26.01	26.61	27.23		26.62	22.00	22.70	23.89	25.10	23.64
Average sales price — internal market	US$	22.27	22.78	23.31		22.83	18.84	19.43	20.45	21.49	20.14
Average sales price — total	US$	24.14	24.70	25.27		24.74	19.90	20.38	21.77	22.80	21.35

Long-term indebtedness, gross	US$	26	17	7		7	40	60	53	40	40
Short-term indebtedness, gross	US$	189	238	216		216	192	171	149	150	150

Total indebtedness, gross	US$	215	255	223	—	223	232	231	202	190	190

Stockholders’ equity	US$	396	362	405		405	394	380	419	427	427

Net operating revenues	US$	84	99	104		287	62	78	89	96	325
Cost of products	US$	(40)	(49)	(52)		(141)	(29)	(38)	(39)	(46)	(152)
Other expenses/revenues	US$	(1)	(1)	(6)		(8)	(1)	1	(4)	—	(4)
Depreciation, amortization and depletion	US$	13	13	14		40	13	14	7	20	54

EBITDA	US$	56	62	60	—	178	45	55	53	70	223
Depreciation, amortization and depletion	US$	(13)	(13)	(14)		(40)	(13)	(14)	(7)	(20)	(54)

EBIT	US$	43	49	46	—	138	32	41	46	50	169
Net financial result	US$	(1)	(2)	3		—	(2)	(1)	(2)	(5)	(10)

Income before income tax and social contribution	US$	42	47	49	—	138	30	40	44	45	159
Income tax and social contribution	US$	(4)	(5)	(6)		(15)	(4)	(4)	(4)	(5)	(17)

Net income	US$	38	42	43	—	123	26	36	40	40	142

Aluminum Area – Albras (Additional information — Unaudited) — Consolidated Subsidiary

						2005					2004
Information		As of and for the three-months ended					As of and for the three-months ended
		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total

Quantity sold — external market	MT (thousand)	104	106	106		316	94	115	96	108	413
Quantity sold — internal market	MT (thousand)	5	4	6		15	3	4	5	5	17

Quantity sold — total	MT (thousand)	109	110	112	—	331	97	119	101	113	430

Average sales price — external market	US$	1,787.71	1,819.42	1,754.44		1,787.19	1,565.46	1,626.62	1,644.42	1,728.79	1,643.55
Average sales price — internal market	US$	1,860.15	1,874.87	1,588.67		1,755.48	1,618.11	1,660.01	1,700.23	1,787.36	1,701.90
Average sales price — total	US$	1,790.92	1,821.74	1,745.56		1,785.75	1,567.28	1,627.72	1,647.09	1,731.32	1,645.86

Long-term indebtedness, gross	US$	172	152	132		132	319	264	244	202	202
Short-term indebtedness, gross	US$	23	142	190		190	—	—			—

Total indebtedness, gross	US$	195	294	322	—	322	319	264	244	202	202

Stockholders’ equity	US$	379	474	494		494	226	273	327	381	381

Net operating revenues	US$	195	199	196		590	153	193	166	195	707
Cost of products	US$	(131)	(139)	(139)		(409)	(88)	(112)	(97)	(138)	(435)
Other expenses/revenues	US$	(10)	(8)	(10)		(28)	(11)	(7)	(5)	(13)	(36)
Depreciation, amortization and depletion	US$	4	5	12		21	4	3	3	4	14

EBITDA	US$	58	57	59	—	174	58	77	67	48	250
Depreciation, amortization and depletion	US$	(4)	(5)	(12)		(21)	(4)	(3)	(3)	(4)	(14)

EBIT	US$	54	52	47	—	153	54	74	64	44	236
Impairment	US$	—		—		—	(1)	—	—	—	(1)
Net financial result	US$	(2)	86	(42)		42	(35)	(18)	(18)	(56)	(127)

Income (loss) before income tax and social contribution	US$	52	138	5	—	195	18	56	46	(12)	108
Income tax and social contribution	US$	(32)	(17)	(12)		(61)	(11)	8	(11)	40	26

Net income (loss)	US$	20	121	(7)	—	134	7	64	35	28	134

Aluminum Area – Alunorte (Additional information — Unaudited) — Consolidated Subsidiary

						2005					2004
Information		As of and for the three-months ended					As of and for the three-months ended
		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total

Quantity sold — external market	MT (thousand)	395	366	404		1,165	439	343	487	414	1,683
Quantity sold — internal market	MT (thousand)	263	249	271		783	231	212	216	218	877

Quantity sold — total	MT (thousand)	658	615	675	—	1,948	670	555	703	632	2,560

Average sales price — external market	US$	244.47	249.98	239.25		244.39	204.29	234.99	225.85	230.49	223.23
Average sales price — internal market	US$	231.66	234.08	204.17		222.92	207.14	210.68	206.77	221.70	211.52
Average sales price — total	US$	239.35	241.38	225.17		235.76	205.30	225.71	222.76	227.46	219.99

Long-term indebtedness, gross	US$	464	454	546		546	361	351	334	402	402
Short-term indebtedness, gross	US$	33	—	34		34	90	64	58	9	9

Total indebtedness, gross	US$	497	454	580	—	580	451	415	392	411	411

Stockholders’ equity	US$	592	810	890		890	278	346	439	551	551

Net operating revenues	US$	152	142	152		446	133	122	150	140	545
Cost of products	US$	(91)	(99)	(117)		(307)	(83)	(71)	(96)	(86)	(336)
Other expenses/revenues	US$	(5)	(3)	(2)		(10)	(2)	(2)	(2)	(5)	(11)
Depreciation, amortization and depletion	US$	6	6	7		19	4	5	5	5	19

EBITDA	US$	62	46	40	—	148	52	54	57	54	217
Depreciation, amortization and depletion	US$	(6)	(6)	(7)		(19)	(4)	(5)	(5)	(5)	(19)

EBIT	US$	56	40	33	—	129	48	49	52	49	198
Net financial result	US$	(7)	75	13		81	(29)	(30)	20	2	(37)

Income (loss) before income tax and social contribution	US$	49	115	46	—	210	19	19	72	51	161
Income tax and social contribution	US$	(6)	(23)	(12)		(41)	2	20	(10)	(7)	5

Net income (loss)	US$	43	92	34	—	169	21	39	62	44	166

Pelletizing Affiliates – Kobrasco (Additional information — Unaudited)

						2005					2004
Information		As of and for the three-months ended					As of and for the three-months ended
		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total

Quantity sold — external market	MT (thousand)	597	980	782		2,359	617	437	852	549	2,455
Quantity sold — internal market	MT (thousand)	662	329	400		1,391	623	460	320	544	1,947

Quantity sold — total	MT (thousand)	1,259	1,309	1,182		3,750	1,240	897	1,172	1,093	4,402

Average sales price — external market	US$	38.08	71.48	75.54		64.37	34.27	38.04	37.94	38.20	37.09
Average sales price — internal market	US$	39.32	73.80	71.98		56.87	33.26	39.59	38.96	39.36	37.40
Average sales price — total	US$	38.73	72.26	74.34		61.66	33.76	38.84	38.22	38.77	37.24

Long-term indebtedness, gross	US$	87	70	49		49	97	92	87	83	83

Total indebtedness, gross	US$	87	70	49		49	97	92	87	83	83

Stockholders’ equity	US$	31	62	74		74	4	4	15	25	25

Net operating revenues	US$	48	95	88		231	42	35	45	42	164
Cost of products	US$	(36)	(61)	(61)		(158)	(37)	(30)	(36)	(34)	(137)
Other expenses/revenues	US$	(1)	(3)	(12)		(16)	1	3	(2)	(1)	1
Depreciation, amortization and depletion	US$	1	1	1		3	1	1	1	1	4

EBITDA	US$	12	32	16		60	7	9	8	8	32
Depreciation, amortization and depletion	US$	(1)	(1)	(1)		(3)	(1)	(1)	(1)	(1)	(4)

EBIT	US$	11	31	15		57	6	8	7	7	28
Net financial result	US$	(2)	10	2		10	(1)	(7)	7	6	5

Income (loss) before income tax and social contribution	US$	9	41	17		67	5	1	14	13	33
Income tax and social contribution	US$	(3)	(14)	(10)		(27)	(2)	—	(5)	(5)	(12)

Net income (loss)	US$	6	27	7		40	3	1	9	8	21

Pelletizing Affiliates – Hispanobras (Additional information — Unaudited)

						2005					2004
Information		As of and for the three-months ended					As of and for the three-months ended
		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total

Quantity sold — external market	MT (thousand)	500	459	320		1,279	425	99	246	442	1,212
Quantity sold — internal market	MT (thousand)	620	550	730		1,900	460	790	795	675	2,720

Quantity sold — total	MT (thousand)	1,120	1,009	1,050		3,179	885	889	1,041	1,117	3,932

Average sales price — external market	US$	38.46	69.35	72.19		57.98	32.48	57.40	38.57	39.18	38.20
Average sales price — internal market	US$	38.43	50.85	74.00		55.69	31.18	42.37	37.67	38.62	38.17
Average sales price — total	US$	38.45	59.27	73.45		56.62	31.83	44.04	37.88	38.84	38.18

Stockholders’ equity	US$	51	82	68		68	33	37	43	50	50

Net operating revenues	US$	43	108	76		227	28	40	40	43	151
Cost of products	US$	(34)	(62)	(51)		(147)	(27)	(31)	(32)	(38)	(128)
Other expenses/revenues	US$	(2)	—	(1)		(3)	1	1	—	3	5
Depreciation, amortization and depletion	US$	1	1	—		2	1	—	—	2	3

EBITDA	US$	8	47	24		79	3	10	8	10	31
Depreciation, amortization and depletion	US$	(1)	(1)	—		(2)	(1)	—	—	(2)	(3)

EBIT	US$	7	46	24		77	2	10	8	8	28
Impairment		—				—	—	—	—	—	—
Net financial result	US$	—	(3)	(1)		(4)	—	—	(2)	(1)	(3)

Income (loss) before income tax and social contribution	US$	7	43	23		73	2	10	6	7	25
Income tax and social contribution	US$	(3)	(15)	(8)		(26)	(1)	(3)	(2)	(2)	(8)

Net income	US$	4	28	15		47	1	7	4	5	17

Pelletizing Affiliates – Itabrasco (Additional information — Unaudited)

						2005					2004
Information			As of and for the three-months ended				As of and for the three-months ended
		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total

Quantity sold — external market	MT (thousand)	769	730	670		2,169	762	903	486	674	2,825
Quantity sold — internal market	MT (thousand)	176	230	340		746	—	105	260	407	772

Quantity sold — total	MT (thousand)	945	960	1,010		2,915	762	1,008	746	1,081	3,597

Average sales price — external market	US$	39.14	71.97	73.16		60.70	32.84	43.39	39.02	39.15	38.78
Average sales price — internal market	US$	39.40	73.27	73.78		65.51	—	38.29	39.33	39.28	39.16
Average sales price — total	US$	39.18	72.29	73.37		61.93	32.84	42.86	39.13	39.20	38.86

Short-term indebtedness, gross	US$	4	9	—		—	1	8	1	—	—

Total indebtedness, gross	US$	4	9			—	1	8	1	—	—

Stockholders’ equity	US$	37	69	63		63	23	26	30	36	36

Net operating revenues	US$	37	101	65		203	25	43	29	43	140
Cost of products	US$	(31)	(59)	(45)		(135)	(24)	(35)	(25)	(36)	(120)
Other expenses/revenues	US$	(2)	(1)	(3)		(6)	—	—	—	(3)	(3)
Depreciation, amortization and depletion	US$	—	(1)			(1)	—	—	—	—	—

EBITDA	US$	4	40	17		61	1	8	4	4	17
Depreciation, amortization and depletion	US$	—	1			1	—	—	—	—	—

EBIT	US$	4	41	17		62	1	8	4	4	17
Net financial result	US$	—		(3)		(3)	—		—		—

Income before income tax and social contribution	US$	4	41	14		59	1	8	4	4	17
Income tax and social contribution	US$	(3)	(13)	(6)		(22)	—	(3)	(1)	(1)	(5)

Net income	US$	1	28	8		37	1	5	3	3	12

Pelletizing Affiliates – Nibrasco (Additional information — Unaudited)

		2005					2004
Information		As of and for the three-months ended					As of and for the three-months ended
		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total
Quantity sold — external market	MT (thousand)	675	627	827		2,129	563	803	776	833	2,975
Quantity sold — internal market — CVRD	MT (thousand)	996	1,149	1,000		3,145	1,327	903	899	779	3,908
Quantity sold — internal market — Others	MT (thousand)	35	34	35		104	33	33	31	30	127

Quantity sold — total	MT (thousand)	1,706	1,810	1,827		5,378	1,923	1,739	1,706	1,642	7,010

Average sales price — external market	US$	37.13	64.94	86.42		64.47	31.45	34.49	40.37	36.40	35.98
Average sales price — internal market	US$	37.77	68.70	106.16		70.82	31.51	35.96	37.51	37.40	35.09
Average sales price — total	US$	37.51	67.39	97.22		66.94	31.49	33.23	38.84	36.90	34.98

Long-term indebtedness, gross	US$	4	4	4		4	—	—	3	4	4
Short-term indebtedness, gross	US$	—		—		—	1	—	—	—	—

Total indebtedness, gross	US$	4	4	4		4	1	—	3	4	4

Stockholders’ equity	US$	65	67	94		94	40	41	50	60	60

Net operating revenues	US$	69	134	132		335	65	66	73	67	271
Cost of products	US$	(59)	(96)	(88)		(243)	(59)	(57)	(62)	(51)	(229)
Other expenses/revenues	US$	(1)	(2)	(6)		(9)	2	4	(2)	(9)	(5)
Depreciation, amortization and depletion	US$	1	1	—		2	1	1	—	1	3

EBITDA	US$	10	37	38		85	9	14	9	8	40
Depreciation, amortization and depletion	US$	(1)	(1)	—		(2)	(1)	(1)	—	(1)	(3)

EBIT	US$	9	36	38		83	8	13	9	7	37
Impairment	US$	—				—	—	—	—	—	—
Net financial result	US$	—	(1)	(4)		(5)	—	—	(1)	3	2

Income (loss) before income tax and social contribution	US$	9	35	34		78	8	13	8	10	39
Income tax and social contribution	US$	(4)	(12)	(12)		(28)	(3)	(4)	(3)	(4)	(14)

Net income (loss)	US$	5	23	22		50	5	9	5	6	25

Pelletizing Affiliates – Samarco (Additional information — Unaudited)

		2005					2004
Information		As of and for the three-months ended					As of and for the three-months ended
		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total
Quantity sold — Pellets	MT (thousand)	3,297	3,024	3,666		9,987	3,462	3,177	3,264	3,918	13,821
Quantity sold — Iron ore	MT (thousand)	239	431	407		1,077	497	471	688	367	2,023
Average sales price — Pellets	US$	43.88	76.50	80.98		67.38	39.31	39.11	38.89	40.62	39.54
Average sales price — Iron ore	US$	31.04	32.18	38.68		34.38	16.88	19.66	21.78	21.28	19.99

Long-term indebtedness, gross	US$	52	42	41		41	21	46	42	58	58
Short-term indebtedness, gross	US$	156	140	156		156	174	153	139	141	141

Total indebtedness, gross	US$	208	182	197		197	195	199	181	199	199

Stockholders’ equity	US$	468	588	632		632	379	331	394	441	441

Net operating revenues	US$	154	226	319		699	129	132	142	162	565
Cost of products	US$	(65)	(68)	(98)		(231)	(59)	(53)	(60)	(71)	(243)
Other expenses/revenues	US$	(7)	(29)	(21)		(57)	(11)	(15)	(14)	(19)	(59)
Depreciation, amortization and depletion	US$	7	7	8		22	6	6	7	7	26

EBITDA	US$	89	136	208		433	65	70	75	79	289
Depreciation, amortization and depletion	US$	(7)	(7)	(8)		(22)	(6)	(6)	(7)	(7)	(26)

EBIT	US$	82	129	200		411	59	64	68	72	263
Impairment		—				—	—	—	—		—
Gain on investments accounted for by the equity method	US$	2	3	4		9	4	(2)	7	2	11
Net financial result	US$	(2)	3	(9)		(8)	(2)	(17)	13	—	(6)

Income (loss) before income tax and social contribution	US$	82	135	195		412	61	45	88	74	268
Income tax and social contribution	US$	(13)	(22)	(33)		(68)	(10)	(6)	(19)	—	(35)

Net income (loss)	US$	69	113	162		344	51	39	69	74	233

Pelletizing Affiliates – GIIC (Additional information — Unaudited)

		2005					2004
Information		As of and for the three-months ended					As of and for the three-months ended
		March 31	June 30	September 30	December 31	Total	March 31 (*)	June 30	September 30	December 31	Total
Quantity sold — external market	MT (thousand)	710	1,058	893		2,661	906	683	1,003	1,092	3,684

Average sales price — external market	US$	88.06	118.15	109.34		107.16	52.68	58.27	55.78	54.82	55.19

Long-term indebtedness, gross	US$	10	10	5		5	20	20	25	25	25

Total indebtedness, gross	US$	10	10	5		5	20	20	25	25	25

Stockholders’ equity	US$	114	139	127		127	76	77	86	90	90

Net operating revenues	US$	62	125	98		285	48	40	55	67	210
Cost of products	US$	(38)	(65)	(55)		(158)	(36)	(33)	(44)	(49)	(162)
Other expenses/revenues	US$	(1)	(13)	(15)		(29)	(4)	(3)	(3)	(6)	(16)
Depreciation, amortization and depletion	US$	1	1			2	1	1	—	1	3

EBITDA	US$	24	48	28		100	9	5	8	13	35
Depreciation, amortization and depletion	US$	(1)	(1)			(2)	(1)	(1)	—	(1)	(3)

EBIT	US$	23	47	28		98	8	4	8	12	32
Net financial result	US$						—	—	—	—	—

Net income	US$	23	47	28		98	8	4	8	12	32

(*)	Refers to the statements up to February 2003.

Manganese and Ferroalloys Area – RDM (Additional information — Unaudited) — Consolidated Subsidiary

		2005					2004
Information		As of and for the three-months ended					As of and for the three-months ended
		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total
Quantity sold — external market - Ferroalloys	MT (thousand)	34	57	50		141	37	31	39	38	145
Quantity sold — internal market - Ferroalloys	MT (thousand)	36	41	33		110	45	47	40	42	174

Quantity sold — total	MT (thousand)	70	98	83		251	82	78	79	80	319

Quantity sold — external market - Manganese	MT (thousand)	355	312	419		1,086	213	350	465	421	1,449
Quantity sold — internal market - Manganese	MT (thousand)	69	68	76		213	72	72	61	78	283

Quantity sold — total	MT (thousand)	424	380	495		1,299	285	422	526	499	1,732

Average sales price — external market - Ferroalloys	US$	1,477.75	799.63	599.86		892.31	713.01	1,006.84	1,151.05	1,229.41	1,028.98
Average sales price — internal market - Ferroalloys	US$	1,010.90	1,385.38	717.24		1,062.38	700.76	1,038.88	1,484.10	1,496.32	1,164.20
Average sales price — total	US$	1,237.52	1,049.97	646.53		966.84	706.34	1,026.72	1,316.89	1,366.98	1,101.56

Average sales price — external market - Manganese	US$	71.67	79.40	78.23		76.42	44.98	48.51	56.12	72.01	57.26
Average sales price — internal market - Manganese	US$	72.19	72.64	76.16		73.75	45.15	55.80	54.94	53.41	52.25
Average sales price — total	US$	72.10	73.80	77.91		75.98	45.02	49.76	55.98	69.10	56.44

Long-term indebtedness, gross	US$	8	48	50		50	12	11	12	11	11
Short-term indebtedness, gross	US$	34					40	34	33	31	31

Total indebtedness, gross	US$	42	48	50		50	52	45	45	42	42

Stockholders’ equity	US$	362	295	310		310	218	234	302	349	349

Net operating revenues	US$	105	110	92		307	62	87	118	128	395
Cost of products	US$	(54)	(73)	(67)		(194)	(38)	(37)	(46)	(59)	(180)
Other expenses/revenues	US$	(5)	(14)	(25)		(44)	(10)	(7)	(11)	(28)	(56)
Depreciation, amortization and depletion	US$	2	3	2		7	2	2	1	2	7

EBITDA	US$	48	26	2		76	16	45	62	43	166
Depreciation, amortization and depletion	US$	(2)	(3)	(2)		(7)	(2)	(2)	(1)	(2)	(7)

EBIT	US$	46	23			69	14	43	61	41	159

Impairment	US$	1				1	—	—	—	(2)	(2)
Net financial result	US$		(11)	(2)		(13)	1	1	(4)	(5)	(7)

Income before income tax and social contribution	US$	47	12	(2)		57	15	44	57	34	150
Income tax and social contribution	US$	(12)	(2)			(14)	(2)	(14)	(11)	(12)	(39)

Net income	US$	35	10	(2)		43	13	30	46	22	111

Manganese and Ferroalloys Area – Urucum (Additional information — Unaudited) — Consolidated Subsidiary

		2005					2004
Information		As of and for the three-months ended					As of and for the three-months ended
		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total
Quantity sold — external market — Iron ore	MT (thousand)	222	263	279		764	127	106	254	172	659
Quantity sold — internal market — Iron ore	MT (thousand)	1	—	4		5	—	3	—	46	49

Quantity sold — total	MT (thousand)	223	263	283		769	127	109	254	218	708

Quantity sold — external market — Manganese	MT (thousand)	26	50	7		83	22	4	39	56	121
Quantity sold — internal market — Manganese	MT (thousand)	64	48	48		160	50	62	52	50	214

Quantity sold — total	MT (thousand)	90	98	55		243	72	66	91	106	335

Quantity sold — external market — Ferroalloys	MT (thousand)	5	4	2		11	4	4	4	3	15
Quantity sold — internal market — Ferroalloys	MT (thousand)	—	—	2		2	1	—	—	—	1

Quantity sold — total	MT (thousand)	5	4	4		13	5	4	4	3	16

Average sales price — external market — Iron ore	US$	17.89	32.72	34.19		28.95	15.05	19.09	19.18	18.45	18.18
Average sales price — internal market — Iron ore	US$	2.63	—	23.25		19.13	—	2.28	—	37.13	35.00
Average sales price — total	US$	17.85	32.72	34.04		28.89	15.05	18.63	19.18	22.39	19.34

Average sales price — external market — Manganese	US$	115.85	98.34	124.86		106.06	49.84	54.87	45.72	45.33	46.59
Average sales price — internal market — Manganese	US$	72.57	114.52	107.81		95.73	44.19	47.69	55.82	68.27	53.66
Average sales price — total	US$	85.16	106.27	109.98		99.29	45.92	48.10	51.53	56.10	51.09

Average sales price — external market — Ferroalloys	US$	918.43	775.24	942.00		870.65	564.53	863.73	1,285.47	1,227.89	969.24
Average sales price — internal market — Ferroalloys	US$	—	—	210.00		210.00	394.48	—	—	—	394.48
Average sales price — total	US$	918.43	775.24	576.00		769.01	546.44	863.73	1,285.47	1,227.89	938.29

Long-term indebtedness, gross	US$	12	17	19		19	—	3	1	8	8
Short-term indebtedness, gross	US$	—					4	1	1	—	—

Total indebtedness, gross	US$	12	17	19		19	4	4	2	8	8

Stockholders’ equity	US$	18	17	21		21	15	9	14	13	13

Net operating revenues	US$	15	20	19		54	7	8	13	15	43
Cost of products	US$	(7)	(7)	(7)		(21)	(3)	(4)	(5)	(7)	(19)
Other expenses/revenues	US$	(2)	(5)	(4)		(11)	(2)	(1)	(2)	(8)	(13)
Depreciation, amortization and depletion	US$			1		1	—	—	—	(1)	(1)

EBITDA	US$	6	8	8		23	2	3	6	(1)	10
Depreciation, amortization and depletion	US$			(1)		(1)	—	—	—	1	1

EBIT	US$	6	8	8		22	2	3	6	—	11
Net financial result	US$		(3)	(3)		(6)	—	—	—	(1)	(1)

Income before income tax and social contribution	US$	6	5	5		16	2	3	6	(1)	10
Income tax and social contribution	US$	(2)	(2)	(2)		(6)	(1)	(1)	(2)	—	(4)

Net income	US$	4	3	3		10	1	2	4	(1)	6

Manganese and Ferroalloys Area – RDME (Additional information — Unaudited) — Consolidated Subsidiary

		2005					2004
Information		As of and for the three-months ended					As of and for the three-months ended
		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total
Quantity sold — external market — Sinter	MT (thousand)	47	27	11		85	66	86	88	38	278

Quantity sold — external market — Manganese	MT (thousand)	45	6	28		79	55	33	68	15	171

Quantity sold — external market — Ferroalloys	MT (thousand)	50	51	38		139	64	41	47	41	193

Average sales price — external market — Sinter	US$	134.00	155.00	157.00		143.65	103.70	108.70	95.68	118.63	104.75

Average sales price — external market — Manganese	US$	122.00	139.00	147.93		132.48	73.22	78.16	100.35	83.18	85.84

Average sales price — external market — Ferroalloys	US$	1,049.00	739.00	571.87		804.82	588.12	954.98	1,213.38	1,295.42	968.57

Long-term indebtedness, gross	US$	3	2	2		2	3	3	3	3	3
Short-term indebtedness, gross	US$		1				—	—			—

Total indebtedness, gross	US$	3	3	2		2	3	3	3	3	3

Stockholders’ equity	US$	107	98	95		95	67	67	86	105	105

Net operating revenues	US$	68	52	36		156	51	55	72	60	238
Cost of products	US$	(57)	(48)	(38)		(143)	(47)	(51)	(46)	(44)	(188)
Other expenses/revenues	US$	(2)	(4)	(2)		(8)	(1)	(3)	(8)	(1)	(13)
Depreciation, amortization and depletion	US$	1	1	1		3	1	1	2	1	5

EBITDA	US$	10	1	(3)		8	4	2	20	16	42
Depreciation, amortization and depletion	US$	(1)	(1)	(1)		(3)	(1)	(1)	(2)	(1)	(5)

EBIT	US$	9		(4)		5	3	1	18	15	37
Net financial result	US$						—	—	—	—	—

Income before income tax and social contribution	US$	9		(4)		5	3	1	18	15	37
Income tax and social contribution	US$	(3)		1		(2)	—	—	—	(5)	(5)

Net income	US$	6		(3)		3	3	1	18	10	32

Steel Area – CSI (Additional information — Unaudited)

		2005					2004
Information		As of and for the three-months ended					As of and for the three-months ended
		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total
Quantity sold — external market	MT (thousand)	448	428	459		1,335	566	530	558	452	2,106

Average sales price — external market	US$	746.28	709.09	627.27		693.44	419.00	539.53	694.15	748.56	592.97

Stockholders’ equity (*)	US$	280	324	307		307	205	232	264	298	298

Net operating revenues	US$	339	307	288		934	233	288	389	340	1,250
Cost of products / Other expenses	US$	(291)	(284)	(283)		(858)	(226)	(234)	(287)	(277)	(1,024)
Other expenses/revenues	US$	(7)	(4)	(4)		(15)	—	—	(1)	—	(1)
Depreciation, amortization and depletion	US$	7	6	6		19	7	6	6	6	25

EBITDA	US$	48	25	6		80	14	60	107	69	250
Depreciation, amortization and depletion	US$	(7)	(6)	(6)		(19)	(7)	(6)	(6)	(6)	(25)

EBIT	US$	41	19			61	7	54	101	63	225
Net financial result	US$	(3)	(3)	(3)		(9)	(5)	(11)	(18)	(5)	(39)
Gain on investments accounted for by the equity method	US$						(2)	4	(5)	1	(2)

Income (loss) before income tax and social contribution	US$	38	16	(3)		52	—	47	78	59	184
Income tax and social contribution	US$	(16)	(6)	1		(21)	(1)	(18)	(32)	(24)	(75)

Net income (loss)	US$	22	10	(2)		31	(1)	29	46	35	109

Logistics Area — Docenave (Additional information — Unaudited) — Consolidated Subsidiary

		2005					2004
Information		As of and for the three-months ended					As of and for the three-months ended
		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total
Shipping: Quantity sold — External market:
. Bulk transportation (ore oil)	MT (thousand)	889	881	777		2,547	1,426	1,430	1,047	1,228	5,131
. Containers (TEUS)	TEUS	9,888	8,845	8,907		27,640	7,444	8,674	10,194	10,991	37,303
. TUG (maneuver)	Maneuver	556	804	991		2,351	698	623	617	819	2,757

Shipping: Quantity sold — Domestic market:
. Bulk transportation (ore oil)	MT (thousand)	345	291	330		966	129	495	573	411	1,608
. Containers (TEUS)	TEUS	13,826	12,964	14,288		41,078	14,532	15,916	15,895	15,064	61,407
. TUG (maneuver)	Maneuver	1,126	968	899		2,993	912	986	1,135	926	3,959

Average sales price — Shipping — external market:
. Bulk transportation (ore oil)	US$	15.55	11.25	14.89		13.86	10.83	11.83	16.47	16.21	13.55
. Containers (TEUS)	US$	616.40	753.31	713.37		691.46	569.99	585.77	605.55	778.73	644.88
. TUG (maneuver)	US$	3,453.24	3,075.23	3,112.53		3,180.35	3,005.73	3,321.03	3,414.91	3,063.49	3,185.71

Average sales price — Shipping — domestic market:
. Bulk transportation (ore oil)	US$	9.88	7.56	7.00		8.20	3.81	8.37	7.23	11.68	8.44
. Containers (TEUS)	US$	817.37	865.17	893.48		858.93	594.62	619.63	681.54	628.98	632.03
. TUG (maneuver)	US$	3,449.38	3,931.46	4,362.93		3,879.70	3,003.29	3,294.12	3,376.21	3,019.44	3,186.41

Long-term indebtedness, gross	US$	1		—		—	1	1	1	1	1
Short-term indebtedness, gross	US$	—	1	1		1	1	1	1	1	1

Total indebtedness, gross	US$	1	1	1		1	2	2	2	2	2

Stockholders’ equity	US$	102	113	127		127	89	95	111	91	91

Net operating revenues	US$	39	35	38		112	33	39	44	47	163
Cost of products	US$	(24)	(22)	(24)		(70)	(27)	(26)	(30)	(35)	(118)
Other expenses/revenues	US$	(1)	(1)	1		(1)	(3)	(2)	(1)	(6)	(12)
Depreciation, amortization and depletion	US$	1	1	1		3	—	1	1	1	3

EBITDA	US$	15	13	16		44	3	12	14	7	36
Depreciation, amortization and depletion	US$	(1)	(1)	(1)		(3)	—	(1)	(1)	(1)	(3)

EBIT	US$	14	12	15		41	3	11	13	6	33
Net financial result	US$	1	(8)	(4)		(11)	5	4	(2)	(4)	3

Income (loss) before income tax and social contribution	US$	15	4	11		30	8	15	11	2	36
Income tax and social contribution	US$	(4)	(3)	(4)		(11)	(1)	—	(3)	(1)	(5)

Net income (loss)	US$	11	1	7		19	7	15	8	1	31

Logistics Area – FCA (Additional information — Unaudited) — Consolidated Subsidiary

		2005					2004
Information		As of and for the three-months ended					As of and for the three-months ended
		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total
Quantity sold — internal market — Railroad Service	(thousand)	6,103	7,416	7,616		21,135	5,807	6,943	6,931	7,086	26,767

Average sales price — internal market — Railroad Service	US$	9.82	12.16	13.31		11.90	7.86	8.19	8.80	8.97	8.48

Long-term indebtedness, gross	US$	127	136	133		133	111	107	109	134	134
Short-term indebtedness, gross	US$	—		—		—	18	18	18	—	—

Total indebtedness, gross	US$	127	136	133		133	129	125	127	134	134

Stockholders’ equity	US$	19	12	(21)		(21)	29	19	26	17	17

Net operating revenues	US$	49	76	85		210	39	47	51	52	189
Cost of products	US$	(55)	(71)	(83)		(209)	(43)	(44)	(52)	(57)	(196)
Other expenses/revenues	US$	—	(7)	(22)		(29)	1	(4)	(3)	(8)	(14)
Depreciation, amortization and depletion	US$	6	7	6		19	4	3	4	5	16

EBITDA	US$	—	5	(14)		(9)	1	2	—	(8)	(5)
Depreciation, amortization and depletion	US$	(6)	(7)	(6)		(19)	(4)	(3)	(4)	(5)	(16)

EBIT	US$	(6)	(2)	(20)		(28)	(3)	(1)	(4)	(13)	(21)
Net financial result	US$	1	9	(12)		(2)	(4)	(7)	2	2	(7)

Net income (loss)	US$	(5)	7	(32)		(30)	(7)	(8)	(2)	(11)	(28)

Others – Caemi (Additional information — Unaudited) — Consolidated Subsidiary

		2005					2004
Information		As of and for the three-months ended					As of and for the three-months ended
		March 31	June 30	September 30	December 31	Total	March 31 (*)	June 30 (*)	September 30	December 31	Total
IRON ORE
Quantity sold — external market	MT (thousand)	9,560	9,949	10,737		30,246	7,855	7,407	9,311	9,446	34,019
Quantity sold — internal market	MT (thousand)	1,946	2,388	2,673		7,007	1,941	2,851	2,525	2,349	9,666

Quantity sold — total	MT (thousand)	11,506	12,337	13,410		37,253	9,796	10,258	11,836	11,795	43,685

Average sales price — external market	US$	22.49	39.40	38.69		33.80	18.95	22.68	21.63	22.50	21.48
Average sales price — internal market	US$	17.91	32.29	26.63		26.14	14.14	14.62	15.33	17.62	15.44
Average sales price — total	US$	21.71	38.02	36.30		32.36	18.00	20.44	20.28	21.53	20.14

BAUXITE
Quantity sold — external market	MT (thousand)	—				—	19	—	—	—	19
Quantity sold — internal market	MT (thousand)	—				—	1	—	—	—	1

Quantity sold — total	MT (thousand)	—				—	20	—	—	—	20

Average sales price — external market	US$	—				—	148.20	—	—	—	148.20
Average sales price — internal market	US$	—				—	158.00	—	—	—	158.00
Average sales price — total	US$	—				—	148.67	—	—	—	148.67

KAOLIN
Quantity sold — external market	MT (thousand)	253	267	253		773	169	175	170	156	670
Quantity sold — internal market	MT (thousand)	29	29	32		90	18	18	20	18	74

Quantity sold — total	MT (thousand)	282	296	285		863	187	193	190	174	744

Average sales price — external market	US$	167.32	175.04	175.68		172.72	153.64	161.84	161.44	164.46	160.28
Average sales price — internal market	US$	197.76	202.59	212.12		204.42	210.17	184.56	200.15	235.06	207.29
Average sales price — total	US$	170.45	177.74	178.81		175.71	159.08	163.94	165.51	171.86	164.96

Long-term indebtedness, gross	US$	228	164	156		156	189	166	191	181	181
Short-term indebtedness, gross	US$	22	14	4		4	14	10	6	3	3

Total indebtedness, gross	US$	250	178	160		160	203	176	197	184	184

Stockholders’ equity	US$	1,207	1,453	1,732		1,732	979	967	1,107	1,157	1,157

Net operating revenues	US$	272	564	503		1,339	189	214	246	261	910
Cost of products	US$	(162)	(192)	(200)		(554)	(121)	(98)	(129)	(136)	(484)
Other expenses/revenues	US$	(33)	(37)	(41)		(111)	(20)	(23)	(25)	(39)	(107)
Depreciation, amortization and depletion	US$	34	27	37		98	29	17	23	29	98

EBITDA	US$	111	362	299		772	77	110	115	115	417
Depreciation, amortization and depletion	US$	(34)	(27)	(37)		(98)	(29)	(17)	(23)	(29)	(98)

EBIT	US$	77	335	262		674	49	93	92	86	319
Sale of assets	US$	—		126		126	—	—	—	—	—
Gain on investments accounted for by the equity method	US$	13	16	(3)		26	5	5	7	6	23
Net financial result	US$	5	(40)	(24)		(59)	(4)	(1)	(9)	(10)	(24)

Income before income tax and social contribution	US$	95	311	361		767	49	97	90	82	318
Income tax and social contribution	US$	(27)	(97)	(90)		(214)	(16)	(31)	(27)	(21)	(95)
Minority interest	US$	(12)	(37)	(10)		(59)	(7)	(13)	(10)	(12)	(42)

Net income	US$	56	177	261		494	26	53	53	49	181

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE
(Registrant)

Date: November 15, 2005
	By:	/s/ Fabio de Oliveira Barbosa
Fabio de Oliveira Barbosa
Chief Financial Officer